                                                                  Exhibit (c)(4)

                                               HANOVER FOODS CORPORATION AND
                                                                SUBSIDIARIES

                                                                   VALUATION

                                                               JUNE 30, 2004

                                TABLE OF CONTENTS
                                                                      Page
                                                                      ----

Cover Letter                                                            1
Valuation Report                                                        3
Purpose, Introduction, Business Valuation Principles                    3
Description of the Company                                              4
Overview                                                                4
     Capital Stock                                                      5
     Business Operations, Marketing                                     6
     Suppliers, Competition                                             7
     Regulation, Foreign Operations                                     8
     Legal Matters                                                      9
General Economic and Industry Data                                      9
     General Economic Data and Outlook                                  9
     The Philadelphia Area Economy and Outlook                         11
     The Food Processing Industry Environment and Outlook              12
     Impact on the Company                                             14
Analysis of the Company                                                14
     Income Statement Analysis                                         14
     Balance Sheet Analysis                                            15
Financial Statement Adjustments                                        16
     Comparison to Industry Data                                       16
Valuation Approaches                                                   17
     Overview, Market Approach                                         17
     Income Approach, Asset Approach, Excess Earnings Method           18
Selected Valuation Method                                              18
     Application of the Market Approach                                19
     Application of the Income Approach                                22
Discounts and Premiums                                                 23
     Minority Interest Discount, Marketability Discount                24
     Other Valuation Discounts                                         25
     Application of the Discount Rates                                 25
Reconciliation and Conclusion of Value                                 26

Information Considered                                         Appendix 1
Assumptions and Limiting Conditions                            Appendix 2
Qualifications of Appraisers                                   Appendix 3

                                TABLE OF CONTENTS
                                   (CONTINUED)


                                                                           Page
                                                                           ----

Summary of Historical and Common Size Income Statements for
    June 2, 1998 through May 30, 2004                                 Exhibit 1

Trend Analysis                                                      Exhibit 1.1

Summary of Historical and Common Size Balance Sheets for
    for June 2, 1998 through May 30, 2004                             Exhibit 2

Summary of Statements of Cash Flows                                   Exhibit 3


Summary of Public Company Ratio Comparisons                           Exhibit 4

Selected Public Company Data                                        Exhibit 4.1

Guideline Company Stock Valuation Ratios                              Exhibit 5

Guideline Company Stock Method                                        Exhibit 6

Guideline Company Transaction Method                                  Exhibit 7

Capitalization of Earnings Method - Inverted Capital                  Exhibit 8

Capitalization of Earnings Method - Equity                          Exhibit 8.1

Conclusion of Value and Allocation of Value per Share                 Exhibit 9

September 21, 2004

Gary T. Knisely
Executive Vice President
Hanover Foods Corporation
P.O. Box 334
Hanover, Pa 17331

Dear Mr. Knisely:

We have prepared a valuation of Hanover Foods Corporation and Subsidiaries ("Hanover Foods" or the "Company") as of June 30, 2004 as described in the attached report. The purpose of the valuation is to express an opinion on the fair market value per share, on a minority interest basis, of the voting and non-voting stock for transactions in conjunction with Company sponsored benefit plans, the Employee Stock Ownership Plan ("ESOP") and 401(k) Plan trust. Our valuation was made in accordance with professional standards established by the American Institute of Certified Public Accountants and the standards of valuation reporting established by the National Association of Certified Valuation Analysts.

The term "fair market value" is defined as the price at which property would change hands between a willing buyer and a willing seller when neither is acting under compulsion and when both have a reasonable knowledge of all the relevant facts. In our opinion, the fair market value per share of the voting stock of Hanover Foods Corporation and Subsidiaries on a minority interest basis is $138.00 per share as of June 30, 2004 and the fair market value per share of the non-voting stock is $131.00 per share as of June 30, 2004.

The report provides a discussion on our rationale and calculations. All significant data and other information that support our analyses, opinion and conclusion of value have been retained in our files. Our report considers the information listed in Appendix 1 and is subject to the limiting conditions and assumptions set forth in Appendix 2. We cannot assume responsibility for the accuracy of any of the material described in Appendix 1 other than that which was prepared by our firm. Information about the Company that we were not made aware of could affect our opinion of value. The information contained herein does not represent an audit or review in accordance with generally accepted auditing standards but rather a valuation as previously described.

Although we believe the information and assumptions used constitute a reasonable basis for the conclusions in this report, the ultimate determination of amounts at which an equity interest in an ongoing business transfer must rest with the parties to such transaction. Our opinion of value should not be considered a guarantee in any form. This letter is an integral part of the report and must remain attached. Please feel free to call us if you have any questions concerning this report.

Very truly yours,

GOCIAL GERSTEIN, LLC



John E. Mitchell, CPA, CVA
Ann Marie Albert, CPA

Purpose of the Valuation

This valuation has been prepared for the specific purpose of determining the fair market value per share on a minority interest basis of the voting and non-voting stock of the Company to be used for transactions in conjunction with Company sponsored benefit plans. The Company is a closely-held registered corporation with a limited market for its stock at the valuation date.

Introduction

The standard of value in our valuation conclusion is fair market value. The term "fair market" value is defined as the price at which property would change hands between a willing buyer and a willing seller when neither is acting under compulsion and when both have a reasonable knowledge of all the relevant facts.

Business Valuation Principles

IRS Revenue Ruling 59-60 is the primary authoritative source that addresses the valuation of privately-held businesses. Revenue Ruling 59-60 discusses eight factors that should be considered in valuing a privately-held business, including:

The nature and history of the business

The economic outlook in general and the condition and outlook of the specific industry in particular

     The book value of the stock and the financial condition of the business

     The earnings capacity of the business

     The dividend paying capacity of the business

     The existence of goodwill or other intangible assets

     Sales of the Company's stock and the size of the block of stock to be valued

The market price of stocks of corporations engaged in the same or similar lines of business having their stocks traded in a free and open market, either on an exchange or over the counter

In 1988, the Department of Labor ("DOL") issued proposed regulations [29 CFR 2510.13-18(b)] regarding the valuation of employer securities owned by an ESOP that are not regularly traded. Although these proposed regulations were withdrawn as of February 1, 1995, they provide meaningful guidance in the performance of the valuation of closely-held shares. In addition to the first seven factors to be considered under Revenue Ruling 59-60, the DOL proposed the following additional considerations:

     The marketability, or lack thereof, of the securities subject to put rights; and

     Whether the seller would be able to obtain a control premium from an unrelated third party with regard to the block of securities being valued.

Our opinion of value is based on the facts available to us at the time. We have assumed that all information supplied by the Company and its representatives is accurate and reflects management's good faith efforts to describe the status and prospects of the Company at the valuation date from an operating and financial point of view. Our valuation is based on estimates of the risks associated with an investment in the Company and the return on investment required when compared to alternative investments with similar levels of risk and other related factors. Since there are no plans to liquidate the Company in whole or in part, we determined fair market value on a going concern basis. Our discussion of the risks and factors outlined in Revenue Ruling 59-60 and the DOL proposed regulations are presented in the following narrative.

Description of the Company

OVERVIEW

Hanover Foods Corporation was incorporated on December 12, 1924 and is headquartered in Hanover, Pennsylvania. The Company is a vertically-integrated provider of food products ranging from canned and frozen vegetables to prepared foods and snack products. It is involved in the growing, processing, canning, freezing, packaging, marketing and distribution of its products. Products are sold under its own trademark as well as other branded, customer and private labels. Operations are conducted at 14 plants located throughout North and South America. The Company has seven (7) wholly-owned subsidiaries: Tri-Co. Foods Corp., Consumers Packing Corp., Spring Glen Fresh Foods, Inc., Hanover Insurance Corp. Ltd., Nittany Corp., Bickel's Snack Foods, Inc., and Aunt Kitty's Foods, Inc. Tri-Co. Foods Corp. has two (2) wholly-owned subsidiaries: Sunwise Corp. and Mayapac, which are located in Guatemala, South America.

The Company's Class A nonvoting common shares are registered under the symbol "HNFSA" and are sporadically traded on the OTC ("over-the-counter") bulletin board. Typically, the Company's common shares are traded infrequently in a local, unlisted market through various stockbrokers in Pennsylvania. Between June 2, 2003 and May 30, 2004, total volume of shares traded was 79,600 at prices ranging from $52.50 per share to $95 per share, with the latest closing price on May 28, 2004 at $82. As a result of the limited market for the shares and the infrequency of trading, the quoted stock price is not a valid indicator of the value of the Company's shares.

CAPITAL STOCK

The Company's capital stock consists of Class A nonvoting common stock, Class B voting common stock, 8-1/4% Series A and B cumulative convertible preferred stock, and Series C convertible preferred stock. Holders of Class B common stock have one vote per share. No other classes of stock have voting rights except as discussed below.

The Company's Amended and Restated Articles of Incorporation authorized the Board of Directors to issue up to 10,000 shares of Series C convertible preferred stock to the trustees of the Company's 401(k) savings plan (or a similar employee benefit plan). At least a majority of the Company's 401(k) savings plan trustees, who are appointed by the Board of Directors, must be "disinterested directors" of the Company. If the Class B shareholders cannot unanimously agree in writing on the composition of the Board of Directors or on other important matters specified in the Amended and Restated Articles, each of the 10,000 shares of Series C convertible preferred stock have the right to cast 35 votes in the election of directors, and each share of Class A common stock would have 1/10 of a vote per share, thereby enabling them to influence the results of the election by the Class B shareholders.

The Amended and Restated Articles also permit the trustees and the Class A shareholders to similarly vote on proposals to remove directors, and in connection with any proposal not previously approved by the Board of Directors, to further amend the Articles of Incorporation or By-Laws, or to effectuate a merger, consolidation, division, or sale of substantially all of the assets of the Company. The voting power of the Series C convertible preferred stock ceased in January 2003. Under the Amended and Restated Articles, the Series C convertible preferred stock is convertible into one share of Class A common stock and is not entitled to vote, except as previously described.

At any time, the holders of the Series A and B cumulative convertible preferred stock have the option to convert their shares to shares of Class A nonvoting common stock based on the book value of the Class A common stock at the time of conversion. The Company's capital stock as of May 30, 2004 is shown in the table below.

-----------------------------------------------------------------------------------------------------------------------
               Class of Stock                                      No. of Shares     No of Shares      Amount of Shares
                                                   Par Value           Issued         Outstanding         (in Dollars)
-----------------------------------------------------------------------------------------------------------------------
Series A & B 8-1/4% cumulative convertible            $25              31,056           14,564                 776,000
preferred stock
-----------------------------------------------------------------------------------------------------------------------
Series C 4.4% cumulative convertible                  $25              10,000           10,000                 250,000
preferred stock
-----------------------------------------------------------------------------------------------------------------------
Class A nonvoting common stock                        $25             349,329          287,996               8,733,000
-----------------------------------------------------------------------------------------------------------------------
Class B voting common stock                           $25             635,572          781,648              21,213,250
-----------------------------------------------------------------------------------------------------------------------
Total                                                               1,025,957        1,094,208              30,972,250
-----------------------------------------------------------------------------------------------------------------------

BUSINESS OPERATIONS

The Company's North American operations consist of 14 plants located in the United States with 11 in Pennsylvania, and one in Maryland, Delaware and New Jersey. Two plants are located in Guatemala, South America. The Company faces stiff competition from both regional and national branded companies. The Company's strongest retail sales are in the mid-Atlantic region and in Florida. Introduction of frozen ethnic blends, specialty vegetables, canned pasta, frozen soft pretzels, refrigerated foods, canned and frozen mushrooms and snack food products have enabled the Company to increase and expand its distribution throughout the eastern seaboard. Distribution in the remainder of the United States is primarily limited to food service, military and industrial customers.

Hanover Foods' financial performance and growth are related to conditions in the food processing industry. The U.S. food processing industry is mature and highly competitive. The Company's net sales are a function of product availability and market pricing. Product availability and prices generally exhibit an inverse relationship-market prices decrease as more products are available and increase when availability is limited. Product availability is a direct result of planting, growing conditions, crop yields, and inventories-all of which may vary from year to year. Furthermore, prices may be affected by the decisions of the three or four largest processors in the industry.

The Company's operations are also affected by national and local growing conditions for the vegetables it processes. The Company's business can be positively or negatively affected by weather conditions and the resulting impact on crop yields. Favorable weather conditions can produce high crop yields and an oversupply situation in a given year. This oversupply typically results in depressed selling prices and reduced profitability. Excessive rain or drought conditions can produce low crop yields and a shortage situation. A shortage typically results in higher selling prices and increased profitability. Because many of the raw materials processed by the Company are agricultural crops, production of products is predominantly seasonal.

MARKETING

The Company markets its products under the following brand names: Hanover, Hanover Farms, Myers, Phillips, Gibbs, Superfine, Maryland Chief, Mitchell's, Dutch Farms, Sunwise, O&C (jarred onions only), Spring Glen Fresh Foods, Sunnyside Foods, Nottingham, Bickel's, Bon Ton, York Snacks, Cabana, Draper King Cole, Venice Maid, Aunt Kitty's, and Harvest Choice. The products sold under these brand names include canned vegetables, beans and pasta as well as frozen vegetables, frozen meat products, food entrees, refrigerated and fresh foods, canned and frozen mushrooms, and snack foods. The Company has various registered and unregistered trademarks, service marks, and licenses that are important to the business. In addition, the Company manufactures other branded customer and private label food products and co-manufactures food products and ingredients for other manufacturers.

The Company's products are sold to wholesale and retail food distributors and marketed to retail consumers, the food services trade and institutional buyers. The Company's ten largest customers accounted for approximately 36% of the Company's net sales and 38% of its accounts receivable for the year ended May 30, 2004. No single customer accounted for more than 10% of the Company's net sales. Hanover Foods uses in-house, as well as independent, sales representatives to conduct its sales activities. Products are distributed directly by the Company to its customers and indirectly through wholesalers. The Company competes with nationally known processors such as Birds Eye, Campbell Foods, Kraft, Heinz, Del Monte, and Dole, as well as regional and local processors.

SUPPLIERS

The Company is strongly involved in all phases of agricultural crop production and the direct procurement of fresh vegetables. The Company obtains all of its fresh vegetable requirements through direct specification contracts with farmers. Other ingredients, packaging, and containers are purchased from suppliers located throughout the world. The Company's raw materials are readily available from several suppliers. No one supplier accounts for more than 10% of the raw materials or other materials purchased by the Company.

One of the wholly-owned subsidiaries of the Company's Tri-Co. Foods Corp., Maypac S.A. (Maypac), procures, processes, and ships vegetables produced in Guatemala. Maypac contracts with approximately 2,000 independent farmers in Guatemala for the growing and harvesting of fresh vegetables. The raw product purchased by the Company is frozen at the San Jose Pinula or the Tecultan Guatemalan plants.

COMPETITION

All of Hanover Foods' products compete with those of other well-known national, regional and local food processing companies. Many of the Company's major competitors are larger and have greater financial and marketing resources than does Hanover Foods. Global food producers and multinational companies acquired smaller food companies in the late 1990s to gain a market share with an established position, add a product line, and solidify or strengthen their current lines. The industry consolidation has increased market strength of the Company's larger competitors. In addition, an increasing number of processors adopted a wholesale pricing strategy centered around lower prices without discounts, merchandise deals, or other purchase incentives. This pricing approach results in smaller gross sales, but may even increase net sales because of reduced promotional costs.

REGULATION

The Company, as with all food companies, is subject to strict regulation by many federal, state and local governmental health and safety agencies. The U.S. Food and Drug Administration regulates the safety of the food product, its purity and of the ingredients therein. The U.S. Department of Agriculture's Food Safety and Quality Service Division ("USDA") inspects the Company for the sanitation of its facilities and the grade of its meat and poultry products. Various state and local agencies regulate the manufacture of food products containing flour as well as the sanitation of the Company's plants. The Company is also regulated by many other federal agencies such as the Occupational Safety and Health Administration, the Federal Trade Commission, and the U.S. Environmental Protection Agency.

The disposal of solid and liquid waste material resulting from the preparation and processing of foods are subject to various federal, state, and local laws and regulations relating to the protection of the environment. Such laws and regulations have had an important effect on the food processing industry as a whole, requiring substantially all firms in the industry to incur material expenditures for modification of existing processing facilities and for construction or upgrade or new waste treatment facilities. Enactment of more stringent laws or regulations could require additional expenditures, and have a potential material impact on the operations of the Company.

FOREIGN OPERATIONS

The Company's Tri-Co. Corp. has one subsidiary located in Guatemala, South America. Operations in foreign countries, particularly in developing countries such as Guatemala, generally possess greater risk than doing business in the United States. The Unites States economy may differ from those of foreign economies. There may be more or less government regulation or intervention in foreign countries and concerns for expropriation, confiscatory taxation, limitations on the removal of assets, political instability, or diplomatic developments that could adversely affect the operations and assets of U.S. companies doing business abroad. In 1996, the government of Guatemala signed a peace agreement formally ending a 36-year guerilla war. A program of economic liberalization and political modernization was implemented which removed major obstacles to foreign investment. Guatemala recently concluded a free-trade agreement with Mexico and has moved to protect international property rights. Following elections in November and December 2003, considered by international observers to be free and fair, Guatemala elected a new President and ruling party, Oscar Berger Perdoma of the three party coalition, the Grand National Alliance (GANA). The new government assumed office in January 2004 replacing Alfonso Portillo and the Republican Front Party (FRG) characterized by high level corruption scandals according to the U.S. Department of State, August 2004 report.

LEGAL MATTERS

Certain Class A common stockholders filed a complaint in 1996 against the Company's directors and named the Company as a nominal defendant related to the amendment of the Corporation's Articles of Incorporation, and actions taken thereunder by John A. Warehime in his capacity as trustee concerning employment agreements and directors' fees that were subsequently revised. Various motions are pending on petitions filed with the Court.

The Company also is involved in various other claims and legal actions arising in the ordinary course of business. Management believes that these actions will not have a material adverse effect on the Company's financial position.

Additionally, the Company's financial position is affected by events occurring in the industry in which it operates as well as general economic factors, both nationally and regionally.

General Economic and Industry Data

In the valuation of any business, the general economic and industry factors prevailing at the date of the appraisal and the outlook for the future must be considered in order to understand the climate in which the business operates. The overall economy influences how investors perceive the investment opportunities across all industries and economic factors that may impact a particular industry. Topics affecting the general economic conditions include consumer prices and inflation rates, interest rates, unemployment, consumer spending, construction and manufacturing as well as the general economic consensus forecasts available at the end of the second quarter of 2004.

GENERAL ECONOMIC DATA AND OUTLOOK

The U.S. Department of Commerce reported that first quarter of 2004 grew at a rate of 4.5%, which was roughly the same rate as fourth quarter 2003. This less-than-expected first quarter was due to inflationary pressures. As inflationary rates began to steady, the 3.0% growth rate of the second quarter 2004 was due to the drop in consumer spending and decrease in private inventory investment, which were partly offset by the increase in exports and in residential fixed investments. Consumer spending, which accounts for two-thirds of all economic activity in the United States, started off 2004 with an increase of 4.1%, however slowed to a rate of 1.0% during the second quarter due to a decrease in spending on durable goods such as cars and household appliances. This was offset by an increase of 6.7% on nondurable goods such as food and clothing in the second quarter. According to the U.S. Department of Commerce, retail and food service sales rose 2.3% in the first quarter 2004, however decreased to 1.4% by the end of second quarter 2004. Federal government spending grew by 7.1% in the first quarter 2004 compared to 2.6% one year ago. State and local government spending increased by 2.1% by second quarter 2004.

Business spending on equipment and software grew at a rate of 10.0% during second quarter 2004, up from 8.0% growth in the first quarter. Business spending on structures in first quarter 2004 continued to decrease by 7.6%, down from a 7.9% increase in the fourth quarter of 2003. However, second quarter 2004 business spending increased by 5.2%. Businesses built up their inventories of unsold goods at a rate of $40.0 billion in the first quarter 2004 and increased to $47.5 billion by June. This followed the $8.6 billion in fourth quarter 2003. During the recession, businesses sharply cut production and discounted merchandise to get rid of stockpiles, which was a key source of weakness for the economy. The business community has been experiencing an increase in employment in the manufacturing, construction, professional and business services, temporary help services, and retail trade, however this does not bridge the gap between unemployment that has occurred in all regions of the country. The unemployment rate dropped to 5.6% in the first quarter and second quarters of 2004 with 8.273 million people unemployed and dropped to 8.205 million by June.

Average hourly earnings increased to $15.62 in the second quarter of 2004 from $15.52 in the previous quarter. The slowing in wage growth primarily reflects the effects of the soft labor market and lower rates of price inflation. In addition, employers have kept increases in wages moderate to offset some of the upward pressure on total compensation from rising benefits costs. In total, benefit costs rose 7.2% by the end of June 2004, compared to 6.3% the previous year.

The decrease in consumer spending was offset by the ease of inflationary pressure as well and the increase in business investment by second quarter 2004. However, Consensus Forecasts predicts accelerating inflation in 2004 The producer price index for finished goods, which measures inflationary pressures before they reach consumers, decreased .3%, in June 2004 following a 0.8% gain in May and a 0.7% increase in April. Prices for crude oil and energy slowly declined from 3.0% in April, 2.8% in May, to 1.6% by June 2004. Crude increased by only 1.6% compared with the previous month's 2.8% rate of growth. Energy goods prices increased 1.6% in May, however decreased 1.6% in June. Finished consumer food prices decreased by .06% in June, compared with a 1.5% gain in May.

The major stock indexes experienced small gains in the second quarter of 2004 after a first quarter that had little change from fourth quarter 2003. Most of these gains were in the low single-digits ranging from 0.1 percent for the NYSE composite to 2.7 percent for NASDAQ Composite, consisting mainly of high tech stocks. Bond markets had one of the worst quarters of a decade in second quarter 2004. This sharp drop was due to the improving U.S. economy and higher job growth. The 10-year treasury note finished the quarter with a yield of 4.6%, compared with 3.8% at the beginning of 2004. Amidst mixed economic data, the Federal Reserve Board decided to raise its target federal funds rate by a quarter of percent to 1.25%. The federal funds rate is the rate that commercial banks charge on overnight loans among themselves. At the June 25, 2003 meeting, the rate was lowered by 25 basis points to 1.00%.

Several factors contributed to a boost in equity prices in May and June including the sizeable decline in real interest rates and conclusion of major hostilities in Iraq. Downward revisions to analysts' earnings expectations for the year ahead have been the smallest since early 2000. Furthermore, the tax package passed in late May, which included a cut in taxes on capital gains and dividends, may have provided some impetus to equity prices.

Recovery from the 2001 recession may continue to be slow with the U.S. economy expected to continue to grow at a modest pace during the year. According to Consensus Economics, Inc., real GDP is expected to grow by 4.2% during the third quarter of 2004 and to increase about 4.1% for the last quarter. An accelerated increase in inflation is also predicted for 2004 as well as consumer prices increasing 2.6% in 2004 and 2.3% in 2005. Unemployment is expected to be around 6% and to decline by the fourth quarter of 2004. Interest rates on Treasury bills and notes are expected to rise over the next two years and increase to 1.8% and 3.0% respectively by the end of July 2005. The Livingston Survey, conducted by the Federal Reserve Bank of Philadelphia, predicts a slow and steady increase in stock prices . The Federal Open Market Committee has implied that although future increases in interest rates would be gradual, further increases in inflation might prompt more abrupt increases in interest rates.

THE PHILADELPHIA AREA ECONOMY AND OUTLOOK

The Federal Reserve reported a generally positive outlook for the Third District. Manufacturing sector overall is expanding though shipments, orders and inventories, fell slightly, they remain at relatively high levels. One-third of firms in the region expect to add jobs over upcoming months due to the average gain in length of the workweek. Firms that make products used in residential construction reported rising orders somewhat due to seasonality. New orders have increased for firms producing industrial materials and equipment, building materials, and a variety of paper products. Order backlogs have increased among makers of petroleum, metal, and lumber products. Retail sales of general merchandise were generally positive with concerns about the effects of increasing energy prices on sales. Significant improvements are not expected during the second half of the year. Auto sales were flat or slightly up from 2003 levels. Bank loan volumes moved up somewhat, mainly because of growth in residential real estate lending. Commercial banks reported slight gains in business lending, largely in part of the rising credit needs of service companies and continuing growth in lending to residential construction firms. Commercial real estate markets continue to remain soft with no strengthening in office markets anticipated until next year. Demand for both new and existing homes remains strong in most districts. Overall, the outlook among Third District business is for improvement in the coming months, although their views reflect caution.

THE FOOD PROCESSING INDUSTRY ENVIRONMENT AND OUTLOOK

The food industry encompasses all companies engaged in harvesting, processing, milling, packaging, transporting, and distributing products to consumers. The processed food and beverage industry sector (SIC 20) is the nation's largest manufacturing sector. The food industry generally categorizes products into three main areas: branded food, private label, and commodity agricultural food.

Further distinction is made within the industry between higher and lower value added goods. The higher-value added sector manufactures retail ready, packaged, consumer brand name products of which at least 40% of the value was added through sophisticated manufacturing. The Census Bureau derives value added by subtracting the cost of materials, supplies, containers, fuel, electricity, and contract work from the value of the shipments.

The U.S. food and beverage processing sector is mature and developed. Additional growth in the industry is likely to come from overseas markets. In 1997, the U.S. population grew by less than 1%, consumers were concerned about the economic well being, and foreign customers struggled with recession. Currently, the world economy is mired in a slow down. The population is continuing to age and the size of U.S. households continues to shrink. Economic concerns not only caused spending restraint, but also prompted greater purchases of less costly private-label products and greater patronage of warehouse-club type operations. Because of the rise of mass food merchandisers, like Wal-Mart and Costco and the consolidation in the grocery and restaurant industries, local and regional processors may depend on a few customers for the bulk of business.

More women work outside the home and a higher number of single-person and one-parent households indicate continued expansion of the away-from-home food service market at the expense of the retail grocery industry. More Americans are dining out despite the uninspiring economic conditions. Convenience foods, ready-to-eat products that can be prepared within minutes have also grown in popularity with time starved two income households and the increasing single income household population. Convenience foods rose 83.4% between 2000 and 2001. For manufacturers, convenience food is in response to the casual dining restaurants that have taken a growing share of household food budgets. This trend is also important for supermarket chains as well. Grocery stores are devoting more floor space for these items because they generally command a higher price than traditional foods.

Consumers are also increasingly demanding organic food varieties in response to more health conscious living. The organic market is projected to reach a value of $30.7 billion by 2007, reflecting a five-year compound annual growth rate of
21.4 percent. Data published by the U.S. Department of Agriculture indicated that consumption of fresh fruits and vegetables grew 12.4% between 1990 and 1997 compared with processed fruits and vegetables at 5.2%. Additionally, Americans consumed more fruit than vegetables.

The market for low-carbohydrate diets like Atkins is too large for companies to ignore because it could carve out new competitive space to gain market share. This could have a profound effect on new product offerings from food manufacturers. It is estimated that 30 million people are on a low carbohydrate diet and this industry is expected to top $1 billion dollars by 2005. Perhaps somewhat related, retail sales of Asian foods experienced recent popularity and significant growth. This market is expected to reach $1 billion by 2008. Food marketers are cautioned to tailor marketing, advertising, and promotion activities to specific Asian ethnic groups for success.

The mandatory country-of-origin labeling program created under the new farm bill will begin on September 30, 2004. While U.S. farmers believe they will have a competitive advantage over foreign products, processors believe that it will be costly and time consuming to abide by the tracking and labeling rules of the new bill.

Many mega-mergers took place within the industry in 2000 through July 2001. Global food producers and multinational companies acquired smaller food companies to gain market share, add a product line, and strengthen their current lines. Recently, Del Monte acquired certain Heinz brands in an attempt to reposition itself as a full-line food manufacturer. The current condition of the stock market, which is used to finance many large deals, has prompted a shift to the credit market. Generally, loan market professionals currently view syndications of food related businesses favorably because of their consistent cash flows and lower amounts of leverage.

After reaching record levels in 2000, merger activity declined precipitously in 2001, 2002, then experienced a modest rebound in 2003, which has continued into 2004. The Deal magazine reported multiples of 6 to 8 and even 9 times EBITDA for healthy food processors. Vestar Capital Partners, a veteran food investment firm, paid $175 million in June 2002 to purchase a majority stake in Agrilink Foods to build the Birds Eye frozen vegetables brand. In June 2004, The J.M. Smucker Co. completed the acquisition of International MultiFoods Corp. in a deal valued at $850 million, reflecting an EBITDA multiple of 10.8.

Food processors will be pressed to provide products tailored to older and single income households to minimize the natural appeal of away-from-home eateries. Because domestic market growth will be limited, manufacturers will likely compete very aggressively for market shares and intensify export efforts. Foreign demand for U.S. produced higher value-added products, such as processed fruits and vegetables, alcoholic beverages, ready-to-eat meals, bakery items and candy products has increased significantly in recent years. A rapidly growing middle class in developing and emerging countries accounted for some of the increased demand.

IMPACT ON THE COMPANY

Despite the current economic and employment situation, people are spending more on dining out and eating in less. The population is growing slowly, aging and continuing to shift to warmer climates. The U.S. Business Reporter forecasts the food industry to grow at a rate of 2% annually throughout the next three to five years based on current sales trends mapped to overall population growth. The general consensus and Philadelphia area economic outlook as well as the overall industry outlook suggest continued modest growth for the Company in the near future. The value of fruit and vegetable processing is expected to grow at a compound annual growth rate of 4.2% between 2004 and 2007 based on forecasts reported by First Research.

Analysis of the Company

We analyzed the Company's audited financial statements for the fiscal years ended May 31, 1999 through May 30, 2004. Summarized financial statements are shown in Exhibits 1 through 3 and are described below.

INCOME STATEMENT ANALYSIS

Hanover Foods reported net sales of $318 million for fiscal 2004, an increase of 9.5% over 2003. Frozen foods, canned foods, and prepared/snack foods all realized increased volume. Sales prices for prepared/snack foods increased, but were slightly offset by a price decrease in frozen foods. The increased volume in frozen food sales was due to an increases in retail brand sales and industrial sales. These increases were offset by decreases in food service and private label sales. The increased volume in canned foods sales was primarily due to increases in retail brand sales, foods service, and private label sales as well as the Venice Maid Foods canned food plant acquisition. The volume increase in prepared/snack foods was primarily due to overall increases in snack foods as well as the acquisition of the Wege Pretzel Co. business and snack food plant.

Sales expenses as reported represented 3.8% of revenues for fiscal 2004 and 4.5% for fiscal 2003. The $.1 million decrease reflects lower customer advertising and Company bonus provision for sales personnel. These decreases were partially offset by increased package design and brokerage fees paid during the fiscal year. Administrative expenses for 2004 were $16.1 million or 5.1% of revenues compared with $15.8 million or 5.4% of revenues for 2003.

Interest expense decreased $.5 million to $2.3 million compared with $2.8 million in fiscal 2003 due to lower average borrowing and interest rates. Other income and expenses of $.5 million increased slightly for 2004 due to income generated from sales of investments. The provision for income taxes was $5.6 million for 2004 and $5.7 for 2003 reflecting an increase in earnings in jurisdictions with lower effective tax rates.

As a result of the changes discussed above, net earnings increased $1.5 million in 2004 to $11.4 million from $9.9 million in 2003. Overall, net earnings reflect a five-year compound annual growth rate of 2.7% with slight year-over-year fluctuations.

BALANCE SHEET ANALYSIS

The Company's assets are closely divided between current and long-term assets. Current assets totaled $105.3 million or 52.8% of total assets with long-term assets at $84.1 million or 42.2% of total assets. Intangibles, primarily covenants not to compete, and other assets, comprise the remaining $10 million or 5% of total assets. Hanover Foods' trade receivables of $30.3 million were 15.2% of its total assets during fiscal 2004 and inventory of $63.8 million represented 32%. Composition of the Company's assets has remained relatively consistent between fiscal years 1999 and 2004. Total assets were $199.4 million at May 30, 2004.

Hanover Foods' liabilities have fluctuated over the years, predominately between current liabilities and long-term debt. For fiscal year 2004, current liabilities were $63.6 million or 31.9% of invested capital with long-term debt at $21.1 million or 10.6%. Prior to 2002, current liabilities approached 50% of invested capital due to greater bank note borrowing. In terms of the Company's long-term debt to equity ratio (measured without other liabilities), the Company has significantly reduced its debt levels. Hanover's current debt to equity ratio of .45 is well below the previous five-year average of .72 due to improvements in internally generated funds.

As of September 1, 2001, the Company entered into a Note Purchase Agreement with a group of lenders led by John Hancock Insurance Company and issued 7.01% Senior Notes due through September 15, 2011 in the aggregate principal amount of $25 million. The Note Purchase Agreement contains limitations on the Company's ability to enter into merger agreements, incur debt, and sell its assets other than in the ordinary course of business.

Seasonal borrowing used to fund operating needs throughout the year amounted to $97.8 million during 2004, an increase of $14 million from the prior year. The weighted average cost of seasonal borrowing was 1.88% for the fiscal year ended May 30, 2004 compared to 2.28% for the fiscal year ended June 1, 2003. At May 30, 2004, the Company had commitments from financial institutions to provide seasonal lines of credit in the amount of $50 million. At May 30, 2004, $38.576 million of retained earnings were restricted from distribution based on the requirements of the agreements. The Company indicated that it is in compliance with the restrictive provisions in the agreement as of May 30, 2004. The Company's sources of liquidity are primarily funds from operations and amounts available under seasonal lines of credit, two of which will expire on October 31, 2004 and one on January 28, 2005, which are expected to be renewed in the ordinary course of business.

As a result of the Company's profitability and reinvestment in operations, retained earnings have risen from $47.8 million or 30.4% of stockholders' equity in fiscal 1999 to $87.4 million or 43.8% in fiscal 2004. Hanover has paid common dividends in each year for the past seven years. The five-year average yield was
1.05 percent at a pay-out rate of 10.3%.

Financial Statement Adjustments

Adjustments are commonly made to financial statements for valuation analysis in order to present the balance sheet and results of operations as they might have been under conditions similar to what a prospective buyer might expect in the future. These adjustments are referred to as "normalizing" adjustments and are commonly made to report inventories or property and equipment at fair market value. Adjustments to the income statement typically include non-operating income and expenses and unusual or non-recurring items. Based on our analysis of the Company's financial statements, we have not found any items that would typically require adjustment for comparison purposes because of the income measures used in the valuation, which are discussed later in this report. Therefore the Company's operating information as reported was compared to industry data.

COMPARISON TO INDUSTRY DATA

We obtained guideline company and industry data from MultexInvestorTM as shown in Exhibits 4 and 4.1 for comparison to Hanover Foods. The industry data is a composite average of about 120 companies in the food processing industry, which includes the subject Company. We analyzed the industry companies and selected publicly traded companies located in the United States with assets and earnings less than about 10 times those of the Company's for comparison. These companies were also utilized as guideline companies in our analysis of the market approach, which is discussed later in this report. The performance analysis for the selected companies and industry is summarized in Exhibit 4 and with underlying results for the selected guideline companies shown in Exhibit 4.1. Financial statements and common size data for these companies have been retained in our files.

The Company's five-year sales growth rate is considerably below the overall industry, which includes companies in the fastest growing categories such as ethnic cuisine and convenience or ready-to-eat foods and companies servicing the foreign demand for higher value added products. However, the Company's most recent quarter sales growth of 13.6% is only slightly below the overall industry at 15.6%.

Financial strength is an important indicator of the amount of business risk a company is taking when compared among other companies with similar lines of business. Financially stronger companies are less likely to face insolvency in down-turns and less likely to make drastic cutbacks. The quick and current ratios measure liquidity that is or could become available in a short period of time.

In terms of ability to settle current debt quickly, the quick ratio compares cash and short-term investments to the financial liabilities expected to incur within a year's time. Inventory is excluded since it generally takes longer to convert to cash. The Company's quick ratio at .53 is below the industry at 1.30; but, Hanover's current ratio (total current assets divided by total current liabilities) of 1.65 is slightly below the industry at 1.79. Account receivables turnover of 11.5 times a year is above the industry, meaning that Hanover collects its cash faster, usually in 31-32 days.

Another indicator of financial strength is leverage, the amount of debt a company employs to fund its operations. Firms with more debt are generally more vulnerable to business downturns. The Company's leverage ratios, long-term debt ("LTD") to equity of .24 is below the industry average of .65 while its total debt to equity of .92 is slightly above the industry average of .82.

The Company's profitability ratios are about half of those for the overall industry, but more in line with results for the guideline companies, which are discussed later in this report. However, in terms of profit management, Hanover has been able to earn more from the capital it is using. Hanover is only slightly below the overall industry measured by return on assets and investment. The Company's return on assets was 6.2% and return on investment was 8.7% for the trailing twelve months ("TTM") compared with the industry at 7.1% and 10.9% respectively. Overall, the Company's financial strength is less than the industry companies, but Hanover has improved its current growth and profitability over results for the preceding five-year period.

Valuation Approaches

OVERVIEW

There are many acceptable valuation methods used in valuing a business. However, in every business valuation, three fundamental and traditional approaches are considered: the market, income and asset approaches. The selection of one or more approaches depends on the facts and circumstances of the valuation.

MARKET APPROACH

The market approach estimates value through analysis of recent sales of guideline company stock or transactions involving sales of entire companies. In valuing stock of privately-held companies, the guideline company method usually compares the publicly-traded stock of companies in a similar line of business to that of the subject company. The transactional method compares the subject company to recent transactions involving the sale of companies in the same industry.

In selecting the comparable companies, consideration is given to financial condition, operating performance and other factors. Multiples are then developed of the total capitalization or equity to various measures such as earnings, cash flows and revenues. These multiples are then applied to the various measures of the subject company to estimate the value of its stock.

In general, the price of stocks traded or the price at which entire companies sold in a free and active market are regarded as an appropriate measure of fair market value. Due to the quantity of guideline company and transaction data available, the market approach has been selected in estimating the value of the Company.

INCOME APPROACH

The income approach is based on the theory that the value of a business is equal to the present value of the entity's expected future stream of earnings or cash flow. The several methods that comprise the income approach may or may not rely on historical financial information to forecast future earnings of the business. There are two primary methods within this approach-the capitalization of earnings method and the discounted future earnings method.

The capitalization of earnings method is utilized when earnings are projected to increase at a stable rate over time. Conversely, the discounted future earnings method is used when earnings are projected to change at variable amounts for a certain time. Earnings or cash flow projections for a future period are discounted or capitalized at a rate commensurate with the degree of risk associated with the business. The income approach is a viable method for valuing the subject Company.

ASSET APPROACH

The asset approach is predicated on the assumption that a prudent buyer would pay no more than it would cost to purchase the assets (tangible and intangible) of a company at current market prices. This approach requires determining the individual market values of the subject company's assets and liabilities to derive an adjusted equity value. There are several methods of valuing a business utilizing the asset approach. Common methods include liquidation value, owners' equity and/or underlying net asset value. We believe that the values of operating companies are more appropriately determined by their past and expected economic performance. Therefore, we have not employed an asset approach.

EXCESS EARNINGS METHOD (ALSO FORMULA OR IRS METHOD)

The excess earnings method is a derivation of the income and asset approaches. It combines both the tangible assets and income approach to arrive at the intangible or goodwill value of the business. It assumes that earnings are first allocated to a return on net tangible assets of the business and that any excess earnings are attributable to the intangible assets or goodwill of the business as a going concern. The value of the business is then equal to the tangible "hard assets" plus the value of its goodwill. Revenue Ruling 68-609 provides that this method may be used only if there is not a better basis for making the determination.

Selected Valuation Method

After considering the information and facts specific to the Company, we selected the market approach--guideline company stock and transaction methods, and the capitalization of earnings method under the income approach to determine the value of the Company.

APPLICATION OF THE MARKET APPROACH

Guideline Company Stock Method

The value measure derived under the guideline company stock method is usually a multiple developed from the market price of stock of publicly traded companies that are considered to be similar to the subject company. Guideline companies generally engage in a similar line of business and share other financial and operating characteristics. We conducted our search for guideline companies based on the following criteria:

     1. The companies were classified in the food processing industry.

     2. The companies were located in the United States.

     3. Adequate financial information about the companies was available.

     4. The companies' assets and income were within 10 times those of the subject Company.

     5. The companies had positive EBITDA for the trailing twelve-month period.

It is recognized that there are differences between the guideline companies and Hanover Foods, however, a prudent investor would likely consider these companies to be alternative investments. The following food processing companies met the above criteria and were selected for further analysis:

DLM, DelMonte Foods Company (NYSE)
JJSF, J&J Snack Foods Corp. (NYSE)
LNCE, Lance, Inc. (NASD)
MGPI (formerly MWGP), Midwest Grain Products (NASD)
PLB, American Italian Pasta (NYSE)
RVFD, Riviana Foods, Inc. (NASDAQ)
SENEB, Seneca Foods Corp. (NASDAQ)
SJM, The J.M.Smucker Co. (NYSE)

Financial information for the guideline companies, also used in our industry comparison, is shown in Exhibits 4 through 5. Performance and operating ratios calculated for the guideline companies and the subject Company are shown in
Exhibit 4. Based on the latest available data, all of the guideline companies were larger than the Company in terms of revenue except MGPI. Revenues ranged between $3,129.9 million and $244.2 million with Hanover's revenues of $318 closest to those of JJSF at $397.5. Collections on the Company's revenues measured in turnover, are consistent with the closely aligned guideline company median and average and with the overall industry.

The Company's gross profit margin of 17.8% was between the guideline company 3.8% minimum and 26% average results. Placement of Hanover's gross profit margin was between SENEB at 8.0% and RVFD at 24.8% for the TTM. Inventory turnover for the Company of 4.4 times was slightly below the guideline company median of 5.2. Trailing twelve month EBITDA for the guideline company minimum was 7% for LNCE. The Company's EBITDA at 9.1% was closest to MGPI at 8.9% followed closely by RVFD at 10%. Operating margins among the guideline companies varied significantly due to differences in leverage and capital expenditures. Hanover's LTD to equity ratio of .24 is slightly above the guideline company median of ..16, but considerably below the .42 average. The Company's current operating margin of 5.9% was below the guideline company median of 8.2% and closest to the 6.9% results of LANCE. Hanover's revenues per employee were close to those of LNCE, ranked last out of the eight companies.

The Company's total assets of $199.4 million are slightly above the guideline company minimum of $182.2 million for MGPI. The Company's return on assets of 6.2% for the TTM was slightly above the guideline company average 6.0% and closest to the results of SJM at 6.7%. The Company's current ROI of 8.7% exceeded the median and average TTM returns of the guideline companies. Similarly, Hanover's ROE performance of 11.6% for the TTM was only below the guideline company maximum of 15.4% corresponding to DLM (DelMonte). Guideline company results generally reflected improved current returns compared with the five-year average results. The Company consistently compared favorably in terms of returns with two of the guideline companies-JJSF and SJM.

Hanover's current ratio of 1.65 is below the guideline company minimum of 1.82 and its quick ratio of .53 is between the minimum and average. This suggests that the Company's current liabilities constitute a greater portion of its working capital requirements than the guideline companies. While Hanover's LTD to equity ratio of .24 is between the guideline company median and average of ..16 and .42, its total debt to equity ratio is higher. The Company's total debt to equity ratio of .92 is between the guideline company average of .50 and maximum of 1.27. This indicates that the Company's overall financial risk is above the median of the guideline companies.

The Company's revenue and asset size was closely aligned with the smallest of the guideline companies, Midwest Grain Products (MGPI). Hanover's profitability margins were between MGPI and Lance (LNCE), but with better management effectiveness as measured in terms of returns. Hanover's returns compared favorably with J&J Snack Foods (JJSF), and The J.M. Smucker Co. (SJM).

Invested capital earnings multiples for the guideline companies are shown in
Exhibit 5. We selected price/revenues, price/EBITDA, price/invested capital cash flow, price/net income, and price/book value multiples for the guideline companies, which we adjusted to reflect the performance of the subject Company and its related risk, shown in Exhibit 6. The calculation of invested capital cash flow excluded capital expenditures and depreciation since it would be too speculative to determine the level of capital expenditures needed to support operations for the guideline companies. We assumed then that depreciation approximated capital expenditures.

We utilized the current results of the Company considering that expected growth is factored into the pricing multiples of the guideline companies. Overall, Hanover's results, growth prospects, and risk profile suggest that the appropriate pricing multiples would lie somewhere between the minimum and the lower of the median or average guideline company price multiples.

Application of the multiples to the Company's latest earnings resulted in a close range of values, from $187.2 million to $190.8 million. We weighted the price/EBITDA indication of value the highest based on the Company's performance compared to the guideline companies and the overall industry. This takes into consideration the Company's relative size, profitability, and returns. As a result, we arrived at a weighted average value of $188.45 million for the invested capital. Subtracting the market value of the Company's debt of $46.97 million, we arrive at an indicated equity value of $141.48 million on a minority, marketable basis. Since the holder of a share of stock in the Company has no ready market for his/her share, a discount is appropriate and is discussed in the section entitled Discounts and Premiums.

    Guideline Company Transaction Method (also Merger and Acquisition Method)

The guideline company transaction method is similar to the guideline company stock method in that indications of value are derived from prices related to fundamental financial values. Under the transaction method, price is obtained from the sale amount for an entire company, operating unit, or division. Generally, the criterion for selecting merger and acquisition guideline companies is similar to those for selecting publicly traded guideline companies. However, because availability of transaction data is usually much less than stock data, the criteria may have to be broadened. Controversy exists over whether the standard of value derived from the transactional data reflects synergistic or investment value rather than fair market value.

We searched the BV MarketData databases for transactions involving sales of food processing companies within the United States from June 2001 to June 2004 resulting in one transaction. This transaction was also included among the Mergerstat Review Transactional Roster data. Data for 17 selected transactions are shown in Exhibit 7 and provided price multiples for revenue, earnings, and book value. Most of the acquired companies were smaller than Hanover in terms of revenues. The relationship between revenues and earnings and pricing multiples varied considerably.

The majority of price-to-revenue multiples for the 2003 transactions were around $.30 to $.44 per dollar of revenue but consisted of companies with predominately negative earnings. Multiples in the earlier years were generally higher. We selected a revenue multiple between the overall median and average because of the Company's positive earnings. A price-to-earnings multiple between the average and maximum was selected for the Company to reflect its consistently positive earnings. The price-to-book multiple selected was between the median and average multiples for the guideline companies.

Selected multiples were applied to Hanover's most recent results for consistency between the guideline company methods. Application of the multiples to Hanover's results, shown in Exhibit 7, produced control values ranging between $211.5 and $254.4 million. Results from the price to book multiple were weighted higher and price to revenues the lowest because of the considerable variation between revenues and earnings. Based on the procedures performed, we arrived at an indicated invested capital value of $225.5 million. Subtracting the debt of $46.97, we arrive at an indicated equity value of $178.5 on a control marketable basis before consideration of any applicable discounts or premiums.

APPLICATION OF THE INCOME APPROACH

Capitalization of Earnings Method

There are essentially three steps in applying the capitalization of earnings method-determination of the earnings base, development of the capitalization rate, and application of the rate to the earnings base. Earnings are divided by the capitalization rate to arrive at an estimate of fair market value. In selecting the earnings stream to be used-current, projected or weighted average earnings (income or cash flow), greater weight is given to the earnings that are more indicative of the Company's expected future value.

Earnings available to common shareholders for the years 1999 to 2003 are shown in Exhibit 8 and are the starting point for our calculations. Hanover's invested capital cash flows were calculated consistent with the those for the publicly traded companies to retain comparability between approaches. Capital expenditures and depreciation were not included. A rate is then applied to the projected earnings to arrive at the estimated invested capital value of the Company.

We utilized the Company's weighted average cost of capital ("WACC") discount rate determined by the weighted average at market value of the cost of all financing sources--that is the debt and equity in the Company's capital structure. The Company's cost of debt was obtained from its audited financial statements since it represented the market rate at which the Company could borrow funds as of the valuation date.

To approximate the cost of the Company's equity, we utilized a common technique known as the build-up method. As the name implies, the build-up method is premised on the theory that an appropriate rate consists of a number of identifiable factors that, when added together (or "built-up") result in the total return that a prudent investor would require in order to bear the risks of investment. The build-up method begins with a safe rate of return, for example, the rate of return on long-term U.S. treasury bonds, that is increased for various premiums related to risk relative to alternative investments in the marketplace. The May 2004 monthly average yield on twenty-year U.S. Treasuries was 5.46%. Data provided by Ibbotson Associates' Stocks, Bonds, Bills and Inflation 2004 Yearbook was used as the basis for determining the remaining risk premiums.

The equity risk premium, that is the additional risk of investing in equities over bonds, is calculated from the arithmetic average total returns on large company stocks less the income returns on long-term government bonds from 1926 to 2002. The mean equity risk premium reported by Ibbotson at the end of 2003 was 7.2%. The industry risk premium compares the risk level of the industry with the market as a whole. The overall food and kindred products industry premium is -5.60 and reflects the results of 126 companies compared to the S&P 500. The subcategory consisting of canned, frozen, and preserved fruits, vegetables, and food specialty companies contained 16 companies with a premium of -5.17%. The negative premium indicates that these companies possess less risk than the overall market.

Ibbotson also calculates the difference between total returns of public companies based on the size of their market capitalization. Returns exhibited by smaller, more thinly capitalized companies the size of Hanover were around 4.5% higher. A premium to reflect risk related to the subject of 2% was added because of the Company's geographical and product line diversification compared to market presence, position, and depth of product offerings of the international and national guideline companies. The premiums and the resulting equity discount rate of 13.99% are shown in Exhibit 8.

Based upon the cost of the Company's equity capital, the cost of its debt capital, and the weights of debt and equity from its balance sheet, we calculated an initial WACC discount rate of 9.97%. Long-term growth of 3%, slightly higher than the inflation projections of 2.6%, was subtracted to arrive the initial capitalization rate of 6.97% and final rate of 7.49%. The iterative calculations used to arrive at this effect are illustrated in Exhibit 8. Substituting the equity value arrived at from the first iteration into the capital structure produces a different WACC rate and subsequent value. The process is repeated until the resulting rate and value stabilized.

The WACC capitalization rate was applied to the weighted average invested capital cash flows from operations of $10,759,000. Weighted average cash flows were used because 2004 cash flows were unusually low compared to prior years. Application of the 7.49% WACC from the fifth iteration produced a value of $96.7 million, which was again repeated resulting in the same rate and value. As a result, the indicated value arrived at under the income approach was $96.7 million on a minority non-marketable basis before consideration of any applicable discounts or premiums.

Discounts and Premiums

The Company in its entirety has a different value because it conveys different rights and interests than the sum of all the interests taken as a whole. As a result, fair market value usually means something less than a pro rata proportion of the total. Common adjustments to value involve the applicability of a premium for control or discount for the lack thereof (minority interest) and the degree of marketability (liquidity) or lack thereof. A minority interest discount reflects a value decrement which is subtracted from an enterprise value that includes all rights of control. The converse is applicable to a control premium. Similarly, a marketability discount reflects a value decrement which is subtracted from an enterprise value that is otherwise comparable but that can more readily be sold and converted to cash. Various other discounts may be appropriate depending on the facts and circumstances relating to the subject business or the particular interest to be valued.

MINORITY INTEREST DISCOUNT

A controlling interest in a company is considered to have greater value than a minority interest because of the ability to affect changes in the overall business structure and to business policies. The market evidence available to assist in quantifying control premiums and/or minority interest discounts generally compares control acquisition prices with pre-acquisition minority interest transaction prices of publicly and privately traded stocks. Several sources include the Mergerstat Review and the Houlihan, Lokey, Howard & Zukin Control Premium studies as well as resale discounts published by Partnership Spectrum.

The general idea of control premium studies is to measure the premium over minority interest transaction prices at which a controlling interest in the same company was transacted. The percentage of acquisition price over the prior minority trading price is commonly called the control premium. Conversely, the percentage below the acquisition price at which the minority stock had been trading is referred to as the minority interest discount.

MARKETABILITY DISCOUNT

According to Barron's Dictionary of Business Terms, marketability refers to the "speed and ease with which. . . an investment may be bought and sold. In common use, marketability is interchangeable with liquidity, but liquidity implies the preservation of value when a security is bought or sold." It is generally accepted that ready marketability adds value to a business interest and lack of marketability detracts from value especially when measured against another that is otherwise comparable, but is readily marketable. Since the holder of a noncontrolling interest in the common stock of the Company, unlike the holders of common stock of public companies, has no market for his/her shares other than by a private sale, a discount for lack of marketability is appropriate.

To determine the appropriate discount to be applied to the value of the subject block of the Company's stock, we considered the facts specific to the Company and various literature and studies on marketability discounts of between 25% and 35% or more. These studies include the SEC Overall Average and Non-Reporting OTC Companies, and the Gelmon, Trout, Moroney, Maher and the Standard Research Consultants studies. However, more recent studies indicate a trend toward lower discounts while the weight of the majority of the studies indicated a higher average marketability discount.

OTHER VALUATION DISCOUNTS

There are dozens of miscellaneous valuation discounts that could be listed, which generally fall into two major categories: (1) transferability and (2) non-systematic risk attributes. Transferability relates to features of the stock arising from the block of securities held, conditions of ownership arising from either governmental securities laws or employment, and those arising by contract such as buy-sell agreements. Non-systematic risk relates to unique attributes of the subject business. These risks may arise from reliance on outdated technology, concentration of customer revenue, or dependence on a key person for management or sales. Discounts are applied, depending on the nature, at the entity or shareholder level if they have not been incorporated into the analysis through the specific company risk premium or factored into the valuation multiples.

APPLICATION OF THE DISCOUNT RATES

Guideline Company Stock Method

As previously discussed, the standard of value arrived at under the guideline company stock method was a minority marketable value of $141.5 million for the Company's equity as shown in Exhibit 6. The holder of a minority interest in the subject Company has no ready market for his/her stock. The block of stock held by the ESOP Trust is a noncontrolling interest with very little ability to influence corporate policies or operations. Therefore, based on our analysis, we determined that a marketability discount of 25% applied to the indicated value is appropriate in arriving at the fair market value for the Company's stock. Application of the 25% marketability discount produced a minority, non-marketable value of $106.5 million for equity in the Company.

Guideline Company Transaction Method

The standard of value arrived at under the guideline transaction method was a control marketable basis. The prices at which these companies were acquired generally included premiums. It is generally held that premiums are paid to obtain the benefits of control available to either strategic or financial buyers. Indicated premiums, shown in Exhibit 7, ranged from a minimum of 16.7% to the maximum of 160%. We selected the average premium of 46.7% for application to the subject Company's equity. The premium was converted to a discount rate of 31.8%, using the formula shown in Exhibit 7. The resulting value of $121.73 million after application of the discount is then reflective of a minority, marketable value for the Company's equity. Application of the 25% marketability discount discussed above results in a minority, nonmarketable equity value of $91.7 million.

Capitalization of Earnings Method

The value arrived at under the capitalization of earnings method was $96.7 million on a minority, non-marketable basis. No additional discount is needed since the level of value arrived at is already stated in terms of the desired basis.

Reconciliation and Conclusion of Value

We arrived at an indicated value on a minority, nonmarketable basis for the Company summarized as follows:

         Guideline Company Stock Method                  $106.48 million
         Guideline Company Transaction Method              91.70 million
         Capitalized Earnings Method                       96.68 million

These values were weighted to reflect additional valuation factors related to the respective methods. Stock of the guideline companies used regularly trade in the marketplace and are subject to market changes in prices and resulting multiples. The guideline company transaction method may be influenced by synergies in the valuation multiples not removed by the average control premium used for conversion to the discount. Furthermore, Business Valuation Update (August 2004) reported that 2003 set the record for the highest control premium observed and continued the trend of declining multiples. The capitalization rate used in the capitalization of earnings method reflects the standing of the industry among investors as of December 31, 2003.

As a result, we assigned a weight of 40% to the results from the guideline company stock method to capture recent investor expectations and 50% to the results from the capitalization of earnings method. Very little weight, only 10% was assigned to the results from the transaction method. Based on the information obtained and the data analyzed, it is our opinion that the fair market value of 100% of the common stock of Hanover Foods Corporation on a minority interest basis is approximately $100,101,500 as of May 30, 2004. Since the results of operations for the month ended June 30, 2004 were consistent with the results of the preceding 12 months, it is our opinion that the value determined for the fiscal year-ending May 30, 2004 appropriately reflects the value of the Company at June 30, 2004.

As previously discussed, there are several classes of stock, which upon conversion result in voting and non-voting common stock. Studies based on voting rights of preferred stock generally indicated yields of between 5% to 10% less for non-voting issues. A study by Lease, McConnell, and Mikkelson on companies with two classes of common stock concluded that the non-voting stock sold at an average discount of 5.2% from the otherwise comparable but voting common stock. We determined that a 5% discount is appropriate for the non-voting stock of the Company based on the studies and the difference in values between the guideline company methods, even after conversion to the same basis of value. At June 30, 2004, there were approximately 726,797 outstanding shares in total of "as if converted" common stock resulting in a rounded value per voting share of $138.00. Therefore, the Series C convertible preferred stock, on an as if converted basis to the non-voting shares with a 5% discount, would be $131.00 per share as of June 30, 2004.

                                   APPENDIX 1

                             INFORMATION CONSIDERED



1. Historical financial statements of Hanover Foods Corporation from June 2, 1998 through May 30, 2004 audited by BDO Seidman, LLP, and internally prepared financial statements for the month ending June 30, 2004.

2. Hanover Foods Corporation: Employee Stock Ownership Plan (Effective January 1, 2001) dated March 1, 2001, Employee Stock Trust dated March 1, 2001, and 401(k) Savings Plan (Restated, Effective January 1, 1997) dated August 1, 2002.

3. Economic Outlook UpdateTM 2Q 2004 from Business Valuation Resources, the Federal Reserve's Beige Book for the month ended July 28, 2004 and outlook, and the Federal Open Market Committee press release dated June 25, 2003, U.S. Dept of Labor Employment Cost Index-June 2004.

4. Industry statistics from the U.S. Business Reporter, Statistical Abstract of the United States 1999, Plant Sites & Parks magazine, October/ November 2001 and June/July 1999 issues, Business Valuation Update (August 2004) and other industry information available over the Internet.

5. Guideline company and industry data from MultexInvestorTM and SEC filings available over the Internet.

6. Private and public company transaction databases available through Business Valuation Resources , Mergerstat Review Transaction Rosters 2002 to 2004, and The Deal, November 11, 2002, pp. 24-25, 31-32.

7.   Other relevant information.

                                   APPENDIX 2

                       ASSUMPTIONS AND LIMITING CONDITIONS


This valuation is subject to the following assumptions and limiting conditions.


1. Information, estimates, and opinions contained in this report are obtained from sources considered to be reliable. However, we assume no liability for such sources.

2. The Company represented that the information supplied to us was complete and accurate to the best of their knowledge, and that the financial statements reflect the Company's results of operations and financial condition in accordance with generally accepted accounting principles, unless otherwise noted. Information supplied by management has been accepted as correct without further verification, and we express no opinion on that information.

3. Possession of this report, or a copy thereof, does not convey the right of publication of all or part of it, nor may it be used for any purpose by anyone but Hanover Foods Corporation the previous written consent of Hanover Foods Corporation or us and, in any event, only with proper attribution.

4. We are not required to give testimony in court, or be in attendance during any hearings or depositions, with reference to the Company being valued, unless previous arrangements have been made.

5. The various estimates of value presented in this report apply to this valuation only and may not be used out of the context presented herein. This valuation is valid only for the purpose or purposes specified herein.

6. This valuation reflects facts and conditions existing at the valuation date. Subsequent events have not been considered, except as disclosed in this valuation, and we have no obligation to update our report for such events and conditions.

7. This report was prepared under the direction of John E. Mitchell, CPA, CVA. Neither the professionals who worked on this engagement, nor the members of Gocial Gerstein, LLC, have any present or contemplated future interest in Hanover Foods Corporation, any personal interest with respect to the parties involved, or any other interest that might prevent us from performing an unbiased valuation. Our compensation is not contingent on an action or event resulting from the analysis, opinions, or conclusions in, or the use of, this report.

                                   APPENDIX 3

                           JOHN E. MITCHELL, CPA, CVA

John E. Mitchell, a member of Gocial Gerstein, LLC, assumes responsibilities in areas of litigation consulting, accounting and auditing, and quality control. Mr. Mitchell has completed business valuation, investigative accounting, auditing and other types of engagements for a variety of clients and end users, including attorneys, bankers, municipal authorities and the courts. As part of providing litigation consulting and investigative accounting services over the past ten years, Mr. Mitchell has provided expert witness testimony in several jurisdictions. Mr. Mitchell also directs the firm's participation in the AICPA's Peer Review Program, and has been instrumental in the firm's receiving its initial and subsequent unqualified reports. Mr. Mitchell currently serves as a member of the firm's executive committee.

Prior to joining a predecessor of Gocial Gerstein, LLC in 1991, Mr. Mitchell was a senior manager with Arthur Andersen & Company and a principal of Laventhol & Horwath.

                            EDUCATION AND MEMBERSHIPS

La Salle University, B.S. (maxima cum laude), Accounting, 1977

Memberships include:

    American and Pennsylvania Institutes of Certified Public Accountants National Association of Certified Valuation Analysts (NACVA)
    Institute of Business Appraisers

Current active PICPA committee memberships:

    Accounting and Auditing Procedures (state)
    Forensic and Litigation Services (state)
    Cooperation With the Bar (Greater Philadelphia),
     (Co-Chair, June 1998 - May 2001)
    Business Valuations (Greater Philadelphia)
    Executive Committee (Greater Philadelphia)

Other Education/Designation/Membership:

    NACVA Certified Valuation Analyst (CVA) designation
    AICPA Certificate of Educational Achievement (CEA) in business valuations
    Board of Advisors, IT Solutions Consulting, Inc.

                        ARTICLES AND GROUP PRESENTATIONS

Mr. Mitchell has published articles in the Journal of Accountancy, the Pennsylvania CPA Journal and Corporate Accounting, and has made many training and speaking presentations before national firm and professional groups on accounting and auditing, and litigation consulting topics.

                                   APPENDIX 3

                              ANN MARIE ALBERT, CPA

                   Manager, Litigation and Valuation Services


Ann Marie Albert is a Manager in the Jenkintown, Pennsylvania office of Gocial Gerstein, LLC. She is an honors graduate of Cleveland State University, Cleveland, Ohio with a Bachelor of Business Administration degree in Accounting and is a Certified Public Accountant.

Ms. Albert has more than ten years of experience in litigation services-business valuations, commercial and matrimonial litigation support, and forensic accounting - and general accounting and auditing services in both public accounting and private industry. As a member of litigation and valuation services, Ms. Albert performs and directs a wide variety of projects with a specialty in business valuations.

Ms. Albert is a member of the American and Pennsylvania Institutes of Certified Public Accountants and currently serves as chair person for the Philadelphia Chapter, Business Valuation Committee. She has successfully completed the courses offered by the American Society of Appraisers toward her appraisal certification in business valuation and presently holds the Candidate designation for her accreditation with the American Society of Appraisers.

                                                                      EXHIBIT 1
HANOVER FOODS CORPORATION
SUMMARY OF HISTORICAL AND COMMON SIZE INCOME STATEMENTS
($000)

                                      2004          %        2003         %        2002         %        2001         %
                                   ----------             ----------            ----------            ----------
Net sales (1)                       $318,028     100.0%    $290,311    100.0%    $290,227    100.0%    $293,878    100.0%
Cost of goods sold                   270,979      85.2%     244,302     84.2%     245,673     84.6%     253,205     86.2%
                                   ----------             ----------            ----------            ----------
  Gross profit                        47,049      14.8%      46,009     15.8%      44,554     15.4%      40,673     13.8%
Less expenses:
  Selling                             12,053       3.8%      12,192      4.2%      14,306      4.9%      14,762      5.0%
  Administrative                      16,121       5.1%      15,767      5.4%      14,624      5.0%      13,259      4.5%
  Depreciation                        (9,919)     -3.1%      (9,604)    -3.3%      (9,375)    -3.2%      (8,552)    -2.9%
                                   ----------             ----------            ----------            ----------
EBITDA                                28,794       9.1%      27,654      9.5%      24,999      8.6%      21,204      7.2%
Depreciation                           9,919       3.1%       9,604      3.3%       9,375      3.2%       8,552      2.9%
                                   ----------             ----------            ----------            ----------
Operating profit                      18,875       5.9%      18,050      6.2%      15,624      5.4%      12,652      4.3%
Interest expense                       2,322       0.7%       2,792      1.0%       3,603      1.2%       4,628      1.6%
Other (income) expense, net             (474)     -0.1%        (270)    -0.1%        (371)    -0.1%      (1,134)    -0.4%
                                   ----------             ----------            ----------            ----------
Earnings before taxes                 17,027       5.4%      15,528      5.3%      12,392      4.3%       9,158      3.1%
Income taxes                           5,586       1.8%       5,654      1.9%       5,121      1.8%       2,497      0.8%
                                   ----------             ----------            ----------            ----------
Net earnings                          11,441       3.6%       9,874      3.4%       7,271      2.5%       6,661      2.3%
Dividends on preferred stock              41       0.0%          41      0.0%          41      0.0%          41      0.0%
                                   ----------             ----------            ----------            ----------
Net earnings to common              $ 11,400       3.6%     $ 9,833      3.4%     $ 7,230      2.5%     $ 6,620      2.3%
                                   ==========             ==========            ==========            ==========

Basic earnings per share            $  11.46                $ 13.64               $ 10.10               $  9.26
                                   ==========             ==========            ==========            ==========

Diluted earnings per share          $  11.35                $ 13.40               $  9.97               $  9.15
                                   ==========             ==========            ==========            ==========

                               [RESTUBBED TABLE]

                                         2000         %         1999          %        1998          %
                                      ----------             ----------             ----------
Net sales (1)                          $277,334    100.0%     $287,237     100.0%    $260,621     100.0%
Cost of goods sold                      225,294     81.2%      214,943      74.8%     193,357      74.2%
                                      ----------             ----------             ----------
  Gross profit                           52,040     18.8%       72,294      25.2%      67,264      25.8%
Less expenses:
  Selling                                21,507      7.8%       42,091      14.7%      38,656      14.8%
  Administrative                         13,232      4.8%       12,583       4.4%      12,346       4.7%
  Depreciation                           (7,677)    -2.8%       (6,366)     -2.2%      (5,939)     -2.3%
                                      ----------             ----------             ----------
EBITDA                                   24,978      9.0%       23,986       8.4%      22,201       8.5%
Depreciation                              7,677      2.8%        6,366       2.2%       5,939       2.3%
                                      ----------             ----------             ----------
Operating profit                         17,301      6.2%       17,620       6.1%      16,262       6.2%
Interest expense                          4,038      1.5%        3,021       1.1%       3,020       1.2%
Other (income) expense, net                (385)    -0.1%         (844)     -0.3%        (562)     -0.2%
                                      ----------             ----------             ----------
Earnings before taxes                    13,648      4.9%       15,443       5.4%      13,804       5.3%
Income taxes                              5,029      1.8%        5,904       2.1%       5,367       2.1%
                                      ----------             ----------             ----------
Net earnings                              8,619      3.1%        9,539       3.3%       8,437       3.2%
Dividends on preferred stock                 43      0.0%           44       0.0%           -       0.0%
                                      ----------             ----------             ----------
Net earnings to common                  $ 8,576      3.1%      $ 9,495       3.3%     $ 8,437       3.2%
                                      ==========             ==========             ==========

Basic earnings per share                $ 11.99                $ 13.24                $ 11.69
                                      ==========             ==========             ==========

Diluted earnings per share              $ 11.82                $ 13.03                $ 11.62
                                      ==========             ==========             ==========

HANOVER FOODS CORPORATION                                           EXHIBIT 1.1
TREND ANALYSIS
($000)

                                        2004            %         2003            %           2002           %         2001
                                        ----                      ----                        ----                     ----
Net sales (1)                        $ 318,028      100.0%     $ 290,311      100.0%       $290,227      100.0%     $293,049
Year-over-year change                   27,717        9.5%            84        0.0%         (2,822)      -1.0%       15,715

Cost of goods sold                     270,979       85.2%       244,302       83.9%        245,673       81.4%      253,205
Year-over-year change                   26,677       10.9%        (1,371)      -0.6%         (7,532)      -3.0%       27,911

  Gross profit                          47,049       14.8%        46,791       16.1%         45,431       18.6%       40,673
Year-over-year change                      258        0.6%         1,360        3.0%          4,758       11.7%      (11,367)

Less expenses:
  Selling                               12,053        3.8%        12,192        4.5%         14,306        8.1%       13,933
Year-over-year change                     (139)      -1.1%        (2,114)     -14.8%            373        2.7%       (7,574)

  Administrative                        16,121        5.1%        15,767        5.4%         14,624        5.0%       13,259
Year-over-year change                      354        2.2%         1,143        7.8%          1,365       10.3%           27

Operating profit                        18,875        5.9%        18,050        6.2%         15,624        5.4%       12,652
Year-over-year change                      825        4.6%         2,426       15.5%          2,972       23.5%       (4,649)

Interest expense                         2,322        0.7%         2,792        1.0%          3,603        1.2%        4,628
Year-over-year change                     (470)     -16.8%          (811)     -22.5%         (1,025)     -22.1%          590

Other (income) expense, net               (474)      -0.1%          (270)      -0.1%           (371)      -0.1%       (1,134)
Year-over-year change                     (204)      75.6%           101      -27.2%            763      -67.3%         (749)

Earnings before taxes                   17,027        5.4%        15,528        5.3%         12,392        4.3%        9,158
Year-over-year change                    1,499        9.7%         3,136       25.3%          3,234       35.3%       (4,490)

Income taxes                             5,586        1.8%         5,654        1.9%          5,121        1.8%        2,497
Year-over-year change                      (68)      -1.2%           533       10.4%          2,624      105.1%       (2,532)

Net earnings                            11,441        3.6%         9,874        3.4%          7,271        2.5%        6,661
Year-over-year change                    1,567       15.9%         2,603       35.8%            610        9.2%       (1,958)

Dividends on preferred stock                41        0.0%            41        0.0%             41        0.0%           41

Net earnings to common               $  11,400        3.6%       $ 9,833        3.4%        $ 7,230        2.5%      $ 6,620
Year-over-year change                    1,567       15.9%         2,603       36.0%            610        9.2%       (1,956)

                               [RESTUBBED TABLE]

                                          %        2000             %          1999          %             1998          %
                                                   ----                        ----                        ----
Net sales (1)                         100.0%    $ 277,334        100.0%     $287,237     100.0%        $ 260,621     100.0%
Year-over-year change                   5.7%       (9,903)        -3.4%       26,616      10.2%    Base

Cost of goods sold                     82.8%      225,294         81.2%      214,943      74.8%          193,357      74.2%
Year-over-year change                  12.4%       10,351          4.8%       21,586      11.2%    Base

  Gross profit                         17.2%       52,040         18.8%       72,294      25.2%           67,264      25.8%
Year-over-year change                 -21.8%      (20,254)       -28.0%        5,030       7.5%    Base

Less expenses:
  Selling                               8.4%       21,507          7.8%       42,091      14.7%           38,656      14.8%
Year-over-year change                 -35.2%      (20,584)       -48.9%        3,435       8.9%    Base

  Administrative                        4.5%       13,232          4.8%       12,583       4.4%           12,346       4.7%
Year-over-year change                   0.2%          649          5.2%          237       1.9%    Base

Operating profit                        4.3%       17,301          6.2%       17,620       6.1%           16,262       6.2%
Year-over-year change                 -26.9%         (319)        -1.8%        1,358       8.4%    Base

Interest expense                        1.6%        4,038          1.5%        3,021       1.1%            3,020       1.2%
Year-over-year change                  14.6%        1,017         33.7%            1       0.0%    Base

Other (income) expense, net            -0.4%         (385)        -0.1%         (844)     -0.3%             (562)     -0.2%
Year-over-year change                 194.5%          459        -54.4%         (282)     50.2%    Base

Earnings before taxes                   3.1%       13,648          4.9%       15,443       5.4%           13,804       5.3%
Year-over-year change                 -32.9%       (1,795)       -11.6%        1,639      11.9%    Base

Income taxes                            0.9%        5,029          1.8%        5,904       2.1%            5,367       2.1%
Year-over-year change                 -50.3%         (875)       -14.8%          537      10.0%    Base

Net earnings                            2.3%        8,619          3.1%        9,539       3.3%            8,437       3.2%
Year-over-year change                 -22.7%         (920)        -9.6%        1,102      13.1%    Base

Dividends on preferred stock            0.0%           43          0.0%           44       0.0%                -       0.0%

Net earnings to common                  2.3%      $ 8,576          3.1%      $ 9,495       3.3%          $ 8,437       3.2%
Year-over-year change                 -22.8%         (919)        -9.7%        1,058      12.5%    Base

HANOVER FOODS CORPORATION                                             EXHIBIT 2
SUMMARY OF HISTORICAL AND COMMON SIZE BALANCE SHEETS
($000)

                                                 2004           %         2003          %        2002         %        2001
                                              ----------               ----------             ----------             ---------
Assets
Current assets:
     Cash and equivalents                     $   3,015         1.5%   $   4,128      2.4%    $   2,816       1.6%   $  1,824
     Accounts and notes receivables, net         30,323        15.2%      25,099     14.6%       26,917      15.0%     27,411
     Related party receivables, net                 275         0.1%         163      0.1%          167       0.1%        115
     Inventories:
       Finished goods                            46,779        23.5%      40,746     23.8%       44,933      25.1%     44,387
       Raw materials and supplies                17,027         8.5%      17,562     10.2%       16,622       9.3%     16,907
     Prepaid expenses                             6,958         3.5%       2,216      1.3%        2,361       1.3%      1,930
     Deferred income taxes                          917         0.5%         917      0.5%          276       0.2%        917
                                              ----------               ----------             ----------             ---------
Total current assets                            105,294        52.8%      90,831     53.0%       94,092      52.6%     93,491
                                              ----------               ----------             ----------             ---------
Property, plant and eqiupment at cost
     Land and buildings                          63,585        31.9%      53,972     31.5%       52,966      29.6%     52,140
     Machinery and equipment                    135,029        67.7%     128,422     74.9%      124,048      69.3%    114,649
     Leasehold improvements                         544         0.3%         544      0.3%          544       0.3%        535
                                              ----------               ----------             ----------             ---------
       Subtotal                                 199,158        99.9%     182,938    106.7%      177,558      99.2%    167,324
Less depreciation and amortization              121,028        60.7%     111,255     64.9%      101,749      56.8%     92,924
                                              ----------               ----------             ----------             ---------
       Subtotal                                  78,130        39.2%      71,683     41.8%       75,809      42.3%     74,400
Construction in progress                          5,975         3.0%         951      0.6%          830       0.5%      4,437
                                              ----------               ----------             ----------             ---------
     Total property and equipment, net           84,105        42.2%      72,634     42.4%       76,639      42.8%     78,837
                                              ----------               ----------             ----------             ---------
Other assets:
     Intangible assets, net                       4,344         2.2%       3,539      2.1%        3,549       2.0%      3,735
     Other                                        5,645         2.8%       4,429      2.6%        4,736       2.6%      4,665
                                              ----------               ----------             ----------             ---------
Total other assets                                9,989         5.0%       7,968      4.6%        8,285       4.6%      8,400
                                              ----------               ----------             ----------             ---------
Total assets                                  $ 199,388       100.0%   $ 171,433    100.0%    $ 179,016     100.0%   $180,728
                                              ==========               ==========             ==========             =========

                               [RESTUBBED TABLE]

                                                   %        2000          %       1999          %        1998          %
                                                         ----------            ----------             ----------
Assets
Current assets:
     Cash and equivalents                         1.0%   $   6,978      3.9%   $   2,214       1.4%   $   2,337      1.8%
     Accounts and notes receivables, net         15.2%      28,382     15.8%      26,281      16.7%      23,429     17.9%
     Related party receivables, net               0.1%         129      0.1%         242       0.2%         389      0.3%
     Inventories:
       Finished goods                            24.6%      44,777     24.9%      39,199      24.9%      31,185     23.8%
       Raw materials and supplies                 9.4%      14,415      8.0%      14,510       9.2%      11,777      9.0%
     Prepaid expenses                             1.1%       1,563      0.9%       1,733       1.1%       2,244      1.7%
     Deferred income taxes                        0.5%         812      0.5%         917       0.6%         365      0.3%
                                                         ----------            ----------             ----------
Total current assets                             51.7%      97,056     54.1%      85,096      54.1%      71,726     54.7%
                                                         ----------            ----------             ----------
Property, plant and eqiupment at cost
     Land and buildings                          28.8%      47,438     26.4%      44,006      28.0%      35,171     26.8%
     Machinery and equipment                     63.4%     106,691     59.4%      93,585      59.5%      86,965     66.4%
     Leasehold improvements                       0.3%         531      0.3%         383       0.2%         374      0.3%
                                                         ----------            ----------             ----------
       Subtotal                                  92.6%     154,660     86.2%     137,974      87.7%     122,510     93.5%
Less depreciation and amortization               51.4%      84,697     47.2%      78,573      50.0%      72,641     55.4%
                                                         ----------            ----------             ----------
       Subtotal                                  41.2%      69,963     39.0%      59,401      37.8%      49,869     38.1%
Construction in progress                          2.5%       3,521      2.0%       6,591       4.2%       4,411      3.4%
                                                         ----------            ----------             ----------
     Total property and equipment, net           43.6%      73,484     40.9%      65,992      42.0%      54,280     41.4%
                                                         ----------            ----------             ----------
Other assets:
     Intangible assets, net                       2.1%       4,013      2.2%       2,293       1.5%       2,323      1.8%
     Other                                        2.6%       4,959      2.8%       3,860       2.5%       2,678      2.0%
                                                         ----------            ----------             ----------
Total other assets                                4.6%       8,972      5.0%       6,153       3.9%       5,001      3.8%
                                                         ----------            ----------             ----------
Total assets                                    100.0%   $ 179,512    100.0%   $ 157,241     100.0%   $ 131,007    100.0%
                                                         ==========            ==========             ==========

HANOVER FOODS CORPORATION                                             EXHIBIT 2
SUMMARY OF HISTORICAL AND COMMON SIZE BALANCE SHEETS
($000)

                                                  2004           %         2003          %        2002         %         2001
                                               ----------               ----------             ----------             ----------
Liabilities and stockholders' equity
Current liabilities:
     Accounts payable                          $  23,425        11.7%   $  19,752     11.5%    $  19,890      11.1%   $  24,062
     Notes payable - banks                        21,609        10.8%       7,634      4.5%       18,987      10.6%      52,328
     Accrued expenses                             14,011         7.0%      10,921      6.4%       13,189       7.4%       7,835
     Current maturities                            4,286         2.1%       4,286      2.5%        4,297       2.4%       1,801
     Income taxes payable                            302         0.2%       1,211      0.7%        1,182       0.7%         639
                                               ----------               ----------             ----------             ----------
Total current liabilities                         63,633        31.9%      43,804     25.6%       57,545      32.1%      86,665
Long-term debt, net                               21,071        10.6%      25,357     14.8%       29,643      16.6%       8,940
Deferred income taxes                              2,948         1.5%       5,916      3.5%        3,777       2.1%       4,022
Other liabilities                                  7,636         3.8%       3,139      1.8%        4,060       2.3%       3,636
                                               ----------               ----------             ----------             ----------
Total liabilities                                 95,288        47.8%      78,216     45.6%       95,025      53.1%     103,263
                                               ----------               ----------             ----------             ----------
Stockholders' equity:
     Cumulative, convertible preferred stock
       Series A and B, 8-1/4%                        776         0.4%         776      0.5%          776       0.4%         780
       Series C                                      250         0.1%         250      0.1%          250       0.1%         250
     Class A common stock, non-voting              8,733         4.4%       8,733      5.1%        8,733       4.9%       8,732
     Class B common stock, voting                 16,227         8.1%      16,227      9.5%       15,889       8.9%      15,889
     Additional paid in capital                   16,378         8.2%      16,372      9.6%       15,238       8.5%      15,254
     Retained earnings                            87,424        43.8%      76,746     44.8%       67,560      37.7%      61,273
     Treasury stock, at cost                      (8,379)       -4.2%      (8,172)    -4.8%       (8,148)     -4.6%      (8,148)
     Employee stock trust                        (16,897)       -8.5%     (17,096)   -10.0%      (16,168)     -9.0%     (16,667)
     Other comprehensive income                     (412)       -0.2%        (619)    -0.4%         (139)     -0.1%         102
                                               ----------               ----------             ----------             ----------
Total stockholders' equity                       104,100        52.2%      93,217     54.4%       83,991      46.9%      77,465
                                               ----------               ----------             ----------             ----------
Total liabilities and stockholders' equity     $ 199,388       100.0%   $ 171,433    100.0%    $ 179,016     100.0%   $ 180,728
                                               ==========               ==========             ==========             ==========

                               [RESTUBBED TABLE]

                                                   %        2000          %       1999          %        1998          %
                                                         ----------            ----------             ----------
Liabilities and stockholders' equity
Current liabilities:
     Accounts payable                            13.3%   $  26,533     14.8%   $  22,813      14.5%   $  23,979     18.3%
     Notes payable - banks                       29.0%      52,380     29.2%      39,629      25.2%      19,874     15.2%
     Accrued expenses                             4.3%       7,696      4.3%       7,433       4.7%       7,717      5.9%
     Current maturities                           1.0%       1,821      1.0%       1,859       1.2%       1,859      1.4%
     Income taxes payable                         0.4%       1,060      0.6%       2,103       1.3%       1,498      1.1%
                                                         ----------            ----------             ----------
Total current liabilities                        48.0%      89,490     49.9%      73,837      47.0%      54,927     41.9%
Long-term debt, net                               4.9%      10,741      6.0%      12,500       7.9%      14,359     11.0%
Deferred income taxes                             2.2%       4,170      2.3%       4,331       2.8%       4,686      3.6%
Other liabilities                                 2.0%       2,799      1.6%       2,119       1.3%       1,565      1.2%
                                                         ----------            ----------             ----------
Total liabilities                                57.1%     107,200     59.7%      92,787      59.0%      75,537     57.7%
                                                         ----------            ----------             ----------
Stockholders' equity:
     Cumulative, convertible preferred stock
       Series A and B, 8-1/4%                     0.4%         781      0.4%         788       0.5%         788      0.6%
       Series C                                   0.1%         250      0.1%         250       0.2%         250      0.2%
     Class A common stock, non-voting             4.8%       8,731      4.9%       8,729       5.6%       8,729      6.7%
     Class B common stock, voting                 8.8%      12,328      6.9%      12,328       7.8%      12,328      9.4%
     Additional paid in capital                   8.4%       2,148      1.2%       2,143       1.4%       2,143      1.6%
     Retained earnings                           33.9%      55,478     30.9%      47,767      30.4%      39,179     29.9%
     Treasury stock, at cost                     -4.5%      (8,134)    -4.5%      (8,076)     -5.1%      (7,993)    -6.1%
     Employee stock trust                        -9.2%           -      0.0%           -       0.0%           -      0.0%
     Other comprehensive income                   0.1%         730      0.4%         525       0.3%          46      0.0%
                                                         ----------            ----------             ----------
Total stockholders' equity                       42.9%      72,312     40.3%      64,454      41.0%      55,470     42.3%
                                                         ----------            ----------             ----------
Total liabilities and stockholders' equity      100.0%   $ 179,512    100.0%   $ 157,241     100.0%   $ 131,007    100.0%
                                                         ==========            ==========             ==========

Note:  Amounts may not total due to rounding.

HANOVER FOODS CORPORATION                                            EXHIBIT 3
CONSOLIDATED STATEMENTS OF CASH FLOWS
($000)

                                                           2004       2003       2002       2001       2000       1999       1998
                                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cash flows from operating activities:
   Net earnings                                          $ 11,441    $ 9,874    $ 7,271    $ 6,661    $ 8,619    $ 9,539    $ 8,437
   Adjustements to reconcile net earnings to net cash
      provided by operating activities:
        Depreciation and amortization                       9,919      9,604      9,375      8,552      7,677      6,366      5,939
        Gain on sale of property, plant, and equipment        (73)      (126)      (120)       (12)       (92)      (279)        (6)
        Gain on sale of investments                            19        (18)      (105)      (616)      (142)      (418)      (235)
        Deferred income taxes                                (191)       544        480       (253)       (56)      (907)      (120)
        Non cash charge from ESOP contribution                204     (1,279)       396
        Change in assets and liabilities
            Accounts and notes receivable                  (2,982)     1,822        442        985       (910)      (668)     1,856
            Inventories                                    (5,617)     3,247       (261)    (2,102)    (4,336)    (8,763)     2,774
            Prepaid expenses and other assets                (663)        12       (649)      (520)       123        736       (113)
            Accounts payable and accrued expenses           4,348     (2,408)     1,182     (2,332)     1,128     (1,450)     2,467
            Income taxes payable                           (1,141)        29        543       (421)    (1,043)       605      1,140
            Other liabilities                               1,270      1,441        424        837        680        554        339
                                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net cash provided by operating activities                  16,534     22,742     18,978     10,779     11,648      5,315     22,478
                                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
         Purchases of business, net of cash acquired                                                   (4,524)    (7,833)    (5,578)
         Purchase of investments                           (1,459)      (484)      (580)    (1,553)    (1,002)    (2,201)    (1,970)
         Sales of investments                                 564        879        499      1,988        810      1,877      1,827
         Acquisitions of businesses                       (12,173)
         Acquisitions of property, plant, and equipment   (13,733)    (5,614)    (6,779)   (13,645)   (14,202)   (14,697)    (8,133)
         Proceeds from dispositions of property, plant                                                  2,123        554         15
             and equipment                                    436        151          -         30
                                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net cash used in investing activities                     (26,365)    (5,068)    (6,860)   (13,180)   (16,795)   (22,300)   (13,839)
                                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities
         Proceeds from notes payable                       97,752    145,250    212,419    357,545    321,358    249,269    144,289
         Payment on notes payable                         (83,777)  (156,603)  (245,760)  (357,597)  (308,607)  (229,514)  (148,529)
         Proceeds from issuance of long-term debt               -                25,000          -
         Payment on long-term debt                         (4,286)    (4,297)    (1,801)    (1,821)    (1,874)    (1,859)    (5,210)
         Payment of dividends                                (763)      (688)      (984)      (866)      (908)      (951)      (828)
         Common stock redemptions                            (208)       (24)         -        (14)       (58)       (83)      (106)
         Preferred stock issuance                                                                                               770
                                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) financing activities         8,718    (16,362)   (11,126)    (2,753)     9,911     16,862     (9,614)
                                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents       (1,113)     1,312        992     (5,154)     4,764       (123)      (975)
Cash and cash equivalents, beginning of year                4,128      2,816      1,824      6,978      2,214      2,337      3,312
                                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents, end of period                    3,015      4,128      2,816      1,824      6,978      2,214      2,337
                                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------

Note:  Amounts may not total due to rounding.

                                                                      EXHIBIT 4
HANOVER FOODS, INC.
SUMMARY OF PUBLIC COMPANY RATIO COMPARISONS
DATA OBTAINED FROM MULTEXINVESTOR

                                       Subject                                    Guideline Company                    Overall
                                     COMPANY TTM        Minimum       Median           Average         Maximum         INDUSTRY
                                  ------------------  -----------  -------------  ----------------- --------------   -----------
Growth (%):
Sales MRQ v. year ago                   13.64            (1.09)         16.45           20.99           59.94            15.62
Sales TTM v. year ago                    9.54             2.55          11.61           21.19           49.59            14.31
Sales 5-year                             2.01            (2.93)          7.70            7.56           18.30             9.32
EPS MRQ v. year ago                    (15.77)          (16.11)          1.45           27.38          115.13            27.99
EPS TTM v. year ago                    (15.98)          (32.45)         10.53           24.14           94.82            29.48
EPS 5-year                              (0.90)           (7.39)         11.53           16.79           48.97            12.29
Capital spending 5-yr.                  11.93           (20.11)          5.71            4.46           27.27             3.50

Financial strength:
Quick ratio MRQ                          0.53             0.35           1.16            1.06            1.80             1.30
Current ratio MRQ                        1.65             1.82           2.31            2.35            3.01             1.79
LTD to equity MRQ                        0.24             0.00           0.16            0.42            1.21             0.65
Total debt to equity MRQ                 0.92             0.00           0.17            0.50            1.27             0.82
Interest coverage TTM                    8.13             2.27          28.03           79.53          324.33            12.07

Profitability ratios (%):
Gross margin TTM                        17.80             3.79          28.04           26.05           46.95            47.82
Gross margin 5-yr. avg.                 15.72             5.70          28.89           27.16           49.57            47.09
EBITDA TTM                               9.10             7.02          12.29           12.06           18.18            21.46
EBITDA 5-yr. avg.                        8.70             7.13          10.56           11.73           23.69            20.59
Operating margin TTM                     5.90             2.32           8.15            8.16           12.61            21.62
Operating margin 5-yr. avg.              5.61             1.23           7.85            7.83           17.82            18.25
Pre-tax margin TTM                       5.40             2.32           8.28            7.43           12.62            17.43
Pre-tax margin 5-yr. avg.                4.60             1.23           7.64            7.40           15.59            17.36
Net profit margin TTM                    3.60             1.46           5.31            5.00            7.86            13.96
Net profit margin 5-yr avg.              2.98             0.77           4.87            4.80           10.15            11.52
Effective tax rate TTM                  32.80            30.27          36.08           35.64           39.45            30.26
Effective tax rate 5-yr. avg.           34.90            28.30          36.51           35.54           39.52            34.16

Management effectiveness (%):
ROA TTM                                  6.15             2.42           6.07            6.03            9.24             7.10
ROA 5-yr. avg.                           4.91             1.32           6.72            5.85           11.50             6.71
ROI TTM                                  8.67             3.62           7.05            7.40           12.36            10.92
ROI 5-yr. avg.                           8.18             1.70           7.61            7.00           15.19            10.85
ROE TTM                                 11.55             8.07          10.97           11.32           15.37            19.60
ROE 5-yr. avg.                          10.60             3.91          10.34           10.05           16.93            19.14

Efficiency:
Revenue/employee TTM                  144,230          132,314        347,246         357,670         612,654          685,258
NI/employee TTM                         5,189            4,692         14,297          18,335          39,392           94,220
AR turnover TTM                         11.50             8.99          11.24           11.88           17.02             9.98
Inventory turnover TTM                   4.44             2.37           5.21            6.22           12.19            11.97
Asset turnover TTM                       1.71             0.56           1.55            1.31            1.80             0.92

NM:  Not mentioned                 MRQ:  Most recent quarter
NA:  Not applicable                TTM:  Trailing twelve months

HANOVER FOODS, INC.                                                  EXHIBIT 5
GUIDELINE COMPANY STOCK VALUATION RATIOS

                                      DLM           JJSF           LNCE           MGPI
Period                            FYE 5/2/04     LTM 6/26/04    LTM 6/26/04    LTM 3/31/04
                                  -------------- -------------- -------------- -------------
Price/share 06/01/04                     $10.25         $39.50         $15.43         $18.75
Shares                                   209.72           8.96          29.43          15.51
Equity                                 2,149.63         353.92         454.11         290.74
Long-term debt                         1,369.50           0.00          37.00          12.30
                                  -------------- -------------- -------------- -------------
Invested capital                       3,519.13         353.92         491.11         303.04
Beta                                      NA              0.46           0.20           0.60
Debt/equity                                0.64           0.00           0.08           0.04

Dividend ratios:
Yield                                     NA               NA            4.22           0.77
5-year average                            NA                 -           5.90           0.70
5-year growth rate                        NM               NM           (7.79)           NM
Payout ratio TTM                              -              -          77.11          12.30

Revenues                               3,129.90         397.50         582.20         244.20
EBITDA                                   468.00          57.00          70.20          21.70
Cash flow - invested capital             406.50          45.90          55.00           2.00
Net income                               160.70          21.70          24.20           4.90
Book value equity                      1,128.90         199.60         189.60         113.60

Invested capital valuation ratios:
Price/sales                                1.12           0.89           0.84           1.24
Price/EBITDA                               7.52           6.21           7.00          13.96
Price/cash flow                            8.66           7.71           8.93            NA  (1)
Price/net income                          21.90          16.31          20.29            NA  (1)
Price/book (debt & equity)                 1.41           1.77           2.17           2.41

                               [RESTUBBED TABLE]

                                      PLB             RVFD           SENEB            SJM
Period                             LTM 7/2/04     LTM 3/28/04     FYE 3/31/04     FYE 4/30/04
                                  --------------- --------------- --------------- ---------------
Price/share 06/01/04                      $29.01          $25.70          $18.99          $48.75
Shares                                     18.04           14.49           11.13           49.94
Equity                                    523.34          372.39          211.36        2,434.58
Long-term debt                            309.30            0.10          161.00          135.00
                                  --------------- --------------- --------------- ---------------
Invested capital                          832.64          372.49          372.36        2,569.58
Beta                                        0.13            0.09            0.07            0.09
Debt/equity                                 0.59            0.00            0.76            0.06

Dividend ratios:
Yield                                       2.75            3.88             NM             2.24
5-year average                                 -            2.80               -            2.40
5-year growth rate                           NM             9.79             NM            10.82
Payout ratio TTM                           24.12           38.72               -           41.16

Revenues                                  435.00          434.00          887.80        1,417.00
EBITDA                                     79.10           43.80           66.40          216.10
Cash flow - invested capital               56.00           20.40           18.10          132.30
Net income                                 28.00           25.80           12.90          111.40
Book value equity                         353.40          191.60          190.20        1,210.70

Invested capital valuation ratios:
Price/sales                                 1.91            0.86            0.42            1.81
Price/EBITDA                               10.53            8.50            5.61           11.89
Price/cash flow                            14.87           18.26           20.57           19.42
Price/net income                           29.74           14.44           28.87           23.07
Price/book (debt & equity)                  1.26            1.94            1.06            1.91

-----------------------------------------------------------------------------
                                Minimum     Median     Average       Maximum
 Price/sales                       0.42        1.01       1.14          1.91
 Price/EBITDA                      5.61        7.52       8.18         13.96
 Price/cash flow                   7.71       14.87      14.06         20.57
 Price/net income                 14.44       21.90      22.09         29.74
 Price/book (debt & equity)        1.06        1.84       1.74          2.41
-----------------------------------------------------------------------------

                                                                     EXHIBIT 6
HANOVER FOODS CORP.
GUIDELINE COMPANY STOCK METHOD

                                  Selected                             Value                           Weighted
                                  Multiple         Subject (1)      ($millions)         Weight          Value
                               ---------------   ---------------  ----------------  --------------  --------------
Revenues (2)                             0.60          $ 318.03          $ 190.82               2         $381.60

EBITDA (2)                               6.50             28.80            187.20               5          936.00

Cash flow (2)                           10.00             18.85            188.50               4          754.00

Net income (2)                          16.50             11.44            188.76               3          566.30

Book (2)                                 1.25            151.07            188.84               1          188.80
                                                                                    --------------  --------------
Total                                                                                          15        2,826.70

Weighted average value                                                                                     188.45
Less market value of debt                                                                                   46.97
                                                                                                    --------------
Indicated minority marketable equity value                                                                 141.48
Less marketability discount at 25%                                                                          35.00
                                                                                                    --------------
Indicated minority non-marketable equity value                                                            $106.48
                                                                                                    ==============


(1) Based on LTM data.
(2) Multiple between SENEB and median.

HANOVER FOODS CORP.                                                  EXHIBIT 7
GUIDELINE COMPANY TRANSACTION METHOD
DATA FROM MERGERSTAT REVIEW

                                                                                                (1) Price/
 Date                                                                      Indicated (1) Price/  Earnings   (1) Price/
Closed         Buyer / Seller                       Price         Revenue   Earnings   Revenue   (offered)     Book        Premium
---------     ---------------------------------    --------      --------- ---------- --------- ----------- ----------   -----------
 5/7/2003      Archer Daniels Midland               $56.8         $269.5     2.45       0.29      23.16       $0.50         28.7%
                   Pura PLC (REM 71.7%)

 1/5/2004      Dean Foods                           216.5          197.1       NA       1.26         NA        8.35         29.4%
                   Horizon Organic (REM 87%)

 7/2/2003      JW Childs Associates                 200.0          768.0       NA       0.40         NA         Neg          Neg
 Announced         Aurora Foods (65.6%)

 4/1/2003      Pepsi Co.                             21.2           58.3      Neg       1.49        Neg        0.32         99.4%
 Announced         Maizoro SA (24.4%)

 3/21/2003     Pepsi Co.                              3.7           58.3      Neg       0.09        Neg        0.50           NA
                   Maizoro SA (REM 71%)

 5/27/2003     Seneca Foods                         126.1          403.9      Neg       0.44        Neg        0.90           NA
                   Chiquita Brands

12/31/2003     SOS Cuetara SA                        40.6          147.3      Neg       0.39        Neg        0.60         38.5%
                   American Rice Inc.

 7/30/2002     Campbell Soup                        140.5          154.5     5.85       0.91      24.00        6.80           27%
                   Snack Foods Ltd.

  3/7/2002     Kerry Group PLC                       24.2           23.0     1.45       1.05      16.70        3.10         17.6%
                   Stearns & Lehman

11/22/2002     M&M Nominee                            5.1           31.0      Neg       0.44        Neg        0.26        160.0%
                   Unimark Group REM 37.7%

10/28/2002     Stake Technology Ltd.                 27.2           25.6      Neg       1.06        Neg        0.70         25.0%
                   Opta Food Ingredients

12/21/2001     Suiza Foods Corp.                  1,754.1        4,155.0   107.61       0.42      16.30       90.90 (2)     51.0%
                   Dean Foods Co.

12/13/2001     Coca-Cola Co.                        171.1          128.3      Neg       1.33        Neg        6.23         45.2%
                   Odwalla, Inc.

10/15/2001     Lincoln Snacks Acquisition Corp.       3.1           35.9     2.20       0.85      13.80        0.31         16.7%
                   Lincoln Snacks REM 10.2%

 8/16/2001     Vita Food Products, Inc.              12.1           11.7     0.91       1.03      13.30         Neg           NA
                   Virginia Honey Co.

 7/13/2001     Smithfield Foods, Inc.                14.4           20.3     0.84       0.89      21.50        0.96         21.4%
                   Smithfield Cos. REM 80%

  7/3/2001     New World Pasta Co.                   43.1          265.1      Neg       0.16        Neg        0.40           NA
                   Borden, Inc.

HANOVER FOODS CORP.                                                  EXHIBIT 7
GUIDELINE COMPANY TRANSACTION METHOD
DATA FROM MERGERSTAT REVIEW

                                                                                                (1) Price/
 Date                                                                      Indicated (1) Price/  Earnings   (1) Price/
Closed         Buyer / Seller                       Price         Revenue   Earnings   Revenue   (offered)     Book       Premium
---------     ---------------------------------    --------      --------- ---------- --------- ----------- ----------  -----------
              --------------------------------------------------------------------------------------------------------------------
              Minimum                                 3.10          11.70     0.84      0.09      13.30        0.26         16.7%
              Median                                 40.60         128.30     2.20      0.85      16.70        0.65         29.1%
              Average                               168.22         397.22    17.33      0.74      18.39        2.14         46.7%
              Maximum                              1754.10        4155.00   107.61      1.49      24.00        8.35        160.0%
              --------------------------------------------------------------------------------------------------------------------


                                                                           Revenues       Earnings       Book IC
                                                                         -------------  -------------  ------------
              Subject                                                           318.0          11.40        151.07
              Selected IC multiple (3)                                           0.80          20.35          1.40
                                                                         -------------  -------------  ------------
              Indicated control value                                           254.4          232.0         211.5
              Weight                                                              1.0            2.0           3.0
                                                                         -------------  -------------  ------------
              Weighted value                                                    254.4          464.0         634.5
              Weighted average control, marketable value                       $225.5
              Less market value of debt                                         46.97
                                                                         -------------
              Indicated control, marketable equity value                        178.5
              Discount for lack of control (4)                                  56.80
                                                                         -------------
              Indicated minority, marketable value                             121.73
              Discount for lack of marketability at 25%                         30.00
                                                                         -------------
              Indicated minority, nonmarketable equity value                    $91.7
                                                                         =============

(1)  Pricing multiples adjusted for percentage acquired, where applicable.

(2)  Excluded from comparative statistics.
(3)
(4) Converted from average control premium, minority discount = 1 - (1 / (1 + control premium)) = 1 - (1 / (1 + .467)) = .318 0.318 0.682

(5) Selected lower discount based on mix of public and privately held company transactional data.

                                                                      EXHIBIT 8
HANOVER FOODS CORP.
CAPITALIZATION OF EARNINGS METHOD - INVESTED CAPITAL
($000)

                                            2004        2003         2002          2001          2000           1999
                                        -----------  ----------   -----------   -----------   -----------    -----------
Net earnings to common                    $ 11,400     $ 9,833       $ 7,230       $ 6,620       $ 8,576        $ 9,495
Preferred dividends                             41          41            41            41            43             44
Interest expense                             2,792       2,792         3,603         4,628         4,038          3,021
  Less tax effect                             (916)     (1,017)       (1,489)       (1,262)       (1,488)        (1,155)
Non-cash items                                 (41)       (879)          651          (881)         (290)        (1,604)
Changes in working capital                  (4,785)      4,143         1,681        (3,553)       (4,358)        (8,986)
                                        -----------  ----------   -----------   -----------   -----------    -----------

Invested capital gross cash flows            8,491      14,913        11,717         5,593         6,521            815

Weight                                           4           5             3             2             1              -
                                        -----------  ----------   -----------   -----------   -----------    -----------

Weighted earnings                           33,964      74,565        35,151        11,186         6,521              -

                                           1st          1st          2nd            3rd           4th        5th & 6th      6th
                                        Iteration    Iteration    Iteration      Iteration     Iteration     Iteration   Iteration
Weighted average earnings                 $ 10,759    $ 10,759      $ 10,759      $ 10,759      $ 10,759       $ 10,759    $ 10,759

Divided by capitalization rate               6.97%       7.72%         7.39%         7.54%         7.46%          7.49%       7.49%
                                        -----------  ----------   -----------   -----------   -----------    ----------- -----------

Indicated value of invested capital        154,362     139,365       145,589       142,692       144,223        143,645     143,645

Less market value of debt                   46,966      46,966        46,966        46,966        46,966         46,966      46,966
                                        -----------  ----------   -----------   -----------   -----------    ----------- -----------

Indicated minority non-
marketable value of equity                $107,396     $92,399      $ 98,623      $ 95,726      $ 97,257       $ 96,679    $ 96,679
                                        ===========  ==========   ===========   ===========   ===========    =========== ===========

(1) Weighted average cost of capital                              %                Rate           Tax affected         Wtd. Rate
    Notes payable banks                            21,609          15.04%              1.88%              1.26%               0.19%
    Long-term debt                                  5,357           3.73%              8.74%              5.87%               0.22%
    Long-term debt                                 20,000          13.92%              7.01%              4.71%               0.66%
                                            --------------  --------------
      Debt at May 30, 2004                         46,966          32.70%
    Equity (1st iteration $78,490)                 96,679          67.30%                                13.99% (2)           9.42%
                                            --------------  --------------                                          ----------------
    Invested capital                              143,645         100.00%
    Debt/equity                                                    48.58%
    Invested capital discount rate                                                                                           10.49%
    Less long-term growth rate                                                                                                3.00%
                                                                                                                    ----------------
    Invested capital capitalization rate                                                                                      7.49%

(2) Build-up method:
    Long-term U.S. Treasury bond yield                                                                    5.46%
    Equity risk premium (adjusted)                                                                        7.20%
    Industry risk premium                                                                                -5.17%
    Size premium                                                                                          4.50%
    Specific company risk                                                                                 2.00%
                                                                                                ----------------
    Discount rate                                                                                        13.99%

    Data from Ibbotson Associates' Stocks, Bonds, Bills and Inflation 2004
    Yearbook except for long-term bond yield, which represents the May 2004 average from Federal Reserve data.

    Estimated market value of equity from capitalization of equity method, Ex 8.1                      $ 78,490


    Interest expense                         28,794           2,792           3,603         4,628           4,038          3,021
      Less taxes                             (9,447)         (1,017)         (1,489)       (1,262)         (1,488)        (1,155)

    Operating capital expenditures
    at .0268 x revenues                      (8,523)         (7,780)         (7,778)       (7,876)         (7,433)        (7,698)


                                                                    EXHIBIT 8.1
    HANOVER FOODS CORP.
    CAPITALIZATION OF EARNINGS METHOD - EQUITY
    ($000)

                                                   2004           2003           2002          2001         2000        1999
                                               ------------   ------------   -----------   -----------  ----------- -----------
    Net earnings to common                        $ 11,400        $ 9,833       $ 7,230       $ 6,620      $ 8,576     $ 9,495
    Preferred dividends                                 41             41            41            41           43          44
    Non-cash items                                     (41)          (879)          651          (881)        (290)     (1,604)
    Changes in working capital                      (4,785)         4,143         1,681        (3,553)      (4,358)     (8,986)
                                               ------------   ------------   -----------   -----------  ----------- -----------

    Equity gross cash flows                          6,615         13,138         9,603         2,227        3,971      (1,051)

    Weight                                               4              5             3             2            1           -
                                               ------------   ------------   -----------   -----------  ----------- -----------

    Weighted earnings                               26,460         65,690        28,809         4,454        3,971           -

    Weighted average earnings to be capitalized                                 $ 8,626

    Divided by capitalization rate                                               10.99%
                                                                             -----------

    Minority non-marketable equity value                                       $ 78,490
                                                                             ===========




    Build-up method:  (1)
    Long-term U.S. Treasury bond yield (May 2004 average)                         5.46%
    Equity risk premium (adjusted)                                                7.20%
    Industry risk premium                                                        -5.17%
    Size premium (decile 10a)                                                     4.50%
    Specific company risk                                                         2.00%
                                                                             -----------
    Discount rate                                                                13.99%
    Long-term growth rate                                                         3.00%
                                                                             -----------
                                                                             -----------
    Capitalization rate                                                          10.99%
                                                                             ===========


(1) Data from Ibbotson Associates' Stocks, Bonds, Bills and Inflation 2004 Yearbook except for long-term bond yield (from Federal Reserve).

    Interest expense                      2,322            2,792             3,603         4,628          4,038         3,021
      Less taxes                           (762)          (1,017)           (1,489)       (1,262)        (1,488)       (1,155)

    Changes in long-term debt            (4,286)         (15,650)          (10,142)       (1,873)        10,944        17,906

    Depreciation & amortization           9,919            9,604             9,375

    Operating capital expenditures
    at .0268 x revenues                  (8,523)          (7,780)           (7,778)       (7,876)        (7,433)       (7,698)

HANOVER FOODS CORPORATION AND SUBSIDIARIES                           EXHIBIT 9
CONCLUSION OF VALUE AND ALLOCATION OF VALUE PER SHARE

RECONCILIATON OF VALUATION METHODS                                 Indicated Value            Weight            Weighted Value
                                                                ----------------------  ------------------   --------------------
Guideline company stock method                                          $ 106,480,000                 40%            $42,592,000
Guideline company transaction method                                       91,700,000                 10%              9,170,000
Capitalized earnings method - invested capital basis                       96,679,000                 50%             48,339,500
                                                                                                             --------------------

Equity value on a minority, non-marketable basis rounded                                                           $ 100,101,500
                                                                                                             ====================


CALCULATION OF VALUE PER SHARE FOR VOTING AND NON-VOTING STOCK
Total "as if converted" outstanding shares                                                                               726,797

Value per voting share, rounded                                                                                          $138.00

Value per non-voting share at 5% discount                                                                                $131.00


                                                                     No. of Shares           Price/Share            Allocation
                                                                ----------------------  ------------------   --------------------
Voting shares                                                                 426,249             $138.00            $58,822,362
Non-voting shares                                                             300,548             $131.00             39,371,788
                                                                                                             --------------------
  Total                                                                                                               98,194,150
Dilution                                                                                                               1,907,350
                                                                                                             --------------------
Equity value on a minority, non-marketable basis rounded                                                           $ 100,101,500
                                                                                                             ====================


                                                                                           Outstanding              As if
                                                                                            5/30/2004             Converted
                                                                                        ------------------   --------------------
Class A non-voting common stock                                                                   287,996                287,996
Class B voting common stock                                                                       415,389                415,389
Class B voting common stock owned by ESOP                                                          10,860                 10,860
Series A & B cumulative, convertible preferred stock                                               14,564                  2,552
Series C cumulative, convertible preferred stock                                                   10,000                 10,000
                                                                                        ------------------   --------------------
  Total                                                                                           738,809                726,797
                                                                                                             ====================

Total equity                                                              104,100,000
Preferred stock Series A & B                                                  776,000
                                                                ----------------------
Class A & B Common, Preferred Series C                                    103,324,000   (1)
Divided by Class A&B, Preferred C outstanding                                 724,245   (2)
Book value per share A & B, Preferred C (1) / (2)                             $142.66   (3)
Preferred shares book value                                                    $25.00   (4)
Conversion factor (3) / (4)                                                      5.71   (5)
Preferred shares outstanding / conversion factor (5)                           14,564
As if converted Series A & B                                                    2,552
